UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the month of May 2017

Commission File Number 1-8910

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

(Translation of registrant’s name into English)

OTEMACHI FIRST SQUARE, EAST TOWER

5-1, OTEMACHI 1-CHOME

CHIYODA-KU, TOKYO 100-8116 JAPAN

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒     Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

NOTICE OF CONVOCATION OF THE 32ND ORDINARY GENERAL MEETING OF SHAREHOLDERS TO BE HELD ON JUNE 27, 2017

On May 15, 2017, the registrant issued a Notice of Convocation of the 32nd Ordinary General Meeting of Shareholders (“Notice of Convocation”) to be held on June 27, 2017 to its shareholders, together with related Internet disclosure (together with the Notice of Convocation, the “Notice of Convocation materials”). Attached is an English translation of the Notice of Convocation materials. The consolidated financial information of the registrant and that of its subsidiary, NTT DOCOMO, INC., included in the attached Notice of Convocation materials was prepared on the basis of accounting principles generally accepted in the United States. The non-consolidated financial information of the registrant and that of each of the registrant’s three wholly-owned subsidiaries, Nippon Telegraph and Telephone East Corporation, Nippon Telegraph and Telephone West Corporation and NTT Communications Corporation, as well as the consolidated financial information of its subsidiary, NTT DATA CORPORATION, included in the Notice of Convocation materials was prepared on the basis of accounting principles generally accepted in Japan.

The information included herein contains forward-looking statements. The registrant desires to qualify for the “safe-harbor” provisions of the Private Securities Litigation Reform Act of 1995, and consequently is hereby filing cautionary statements identifying important factors that could cause the registrant’s actual results to differ materially from those set forth in the attachment.

The registrant’s forward-looking statements are based on a series of assumptions, projections, estimates, judgments and beliefs of the management of the registrant in light of information currently available to it regarding the registrant and its subsidiaries and affiliates, the economy and the telecommunications industry in Japan and overseas, and other factors. These projections and estimates may be affected by the future business operations of the registrant and its subsidiaries and affiliates, the state of the economy in Japan and abroad, possible fluctuations in the securities markets, the pricing of services, the effects of competition, the performance of new products, services and new businesses, changes to laws and regulations affecting the telecommunications industry in Japan and elsewhere, other changes in circumstances that could cause actual results to differ materially from any future results that may be derived from the forward-looking statements, as well as other risks included in the registrant’s most recent Annual Report on Form 20-F and other filings and submissions with the United States Securities and Exchange Commission.

No assurance can be given that the registrant’s actual results will not vary significantly from any expectation of future results that may be derived from the forward-looking statements included herein.

The information on any website referenced herein or in the attached material is not incorporated by reference herein or therein.

The attached material is a translation of the Japanese original. The Japanese original is authoritative.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

By	/s/ Takashi Ameshima
	Name:	Takashi Ameshima
	Title:	Vice President
Investor Relations Office

Date: May 16, 2017

Note: This document has been translated from the Japanese original for reference purposes only. In the event of any discrepancy between this translated document and the Japanese original, the original shall prevail.

Notice of Convocation
Exercising Your Voting Rights
Reference Materials for the Ordinary General Meeting of Shareholders
Business Report
Financial Statements
Auditor's Reports

THE 32ND ORDINARY GENERAL MEETING OF SHAREHOLDERS

NOTICE OF CONVOCATION

Information

Date and Time:

Venue:

Matters to be resolved:

Item Distribution of Earned Surplus

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

5-1, Otemachi 1-chome, Chiyoda-ku, Tokyo

(Code No.: 9432)

Table of contents

Items Posted on the Company’s Website

Based on the applicable laws and regulations, and Article 16 of the Articles of Incorporation, items marked with a are posted on NTT’s website and are therefore not included in the Attachments to the Notice of Convocation.

Notice of Convocation of the 32nd Ordinary General Meeting of Shareholders	1
(Reference) Exercising Your Voting Rights	3
Reference Materials for the Ordinary General Meeting of Shareholders
Item: Distribution of Earned Surplus	5
Attachments to the Notice of Convocation of the 32nd Ordinary General Meeting of Shareholders	7
Business Report
(Reference) Value Creation Image Based on the
Medium-Term Management Strategy	7
Outline of the Business of NTT Group	9
Business Progress and Results of NTT Group	10
Issues Facing the Corporate Group	26
Capital Investment of NTT Group / External Financing of NTT Group	29
Main Lenders and Outstanding Borrowings of NTT Group	30
Material Subsidiaries	31
Main Businesses of NTT Group
Main Locations, etc. of NTT Group
NTT Group Employment
Changes in Consolidated Assets and
Consolidated Income of NTT Group
Changes in Non-consolidated Assets and
Non-consolidated Income of NTT
Matters Regarding Shares	34
Status of Corporate Governance and Matters
Regarding Corporate Officers	35
Matters Regarding Independent Auditors
Content of Resolutions Concerning the Systems
to Ensure the Propriety of NTT’s Business
Outline of Operations of the Systems to Ensure
Propriety of NTT’s Business
(Reference) Glossary of Terms	47

Consolidated Financial Statements
Consolidated Balance Sheet	49
Consolidated Statement of Income	50
Consolidated Statement of Changes in Equity
Notes to Consolidated Financial Statements
Non-consolidated Financial Statements
Non-consolidated Balance Sheet	51
Non-consolidated Statement of Income	52
Non-consolidated Statement of Changes in
Shareholders’ Equity and Other Net Assets
Notes to Non-consolidated Financial Statements
Auditor’s Reports
Auditor’s Report on Consolidated Financial
Statements	53
Auditor’s Report on Non-consolidated Financial
Statements	54
Audit & Supervisory Board’s Report	55

Other

(Reference) Outline of the financial statements for

Nippon Telegraph and Telephone East
Corporation, Nippon Telegraph and Telephone

West Corporation and NTT Communications

Corporation

Notice of Convocation
Exercising Your Voting Rights
Reference Materials for the Ordinary General Meeting of Shareholders
Business Report
Financial Statements
Auditor's Reports

We have introduced "Smart Convocation" *

スマート招集

To further deepen communication with our shareholders, starting with "The 32nd Ordinary General Meeting of Shareholders Notice of Convocation," we have introduced "Smart Convocation," which allows the main content of the notice of convocation to be viewed and voting rights to be exercised via smartphones and other devices. Please use the following URL or QR code to access and reference the "Smart Convocation" service.

You can view the convocation notice via your smartphone, tablet, or PC.

http://p.sokai.jp/9432/

NTT
第32回
定時株主総会
招集ご通知
議決権を
行使する
全文PDF
を見る
ページの
先頭へ

❶ The notice of convocation can be viewed anytime and anywhere.

With the introduction of "Smart Convocation," we have increased convenience for our shareholders, allowing convocation notices to be accessed via your smartphone and other devices.

❷ Voting rights can be exercised via the Internet

You can now access the designated website for the exercise of voting rights directly from "Smart Convocation," bringing the exercise of voting rights closer to you via the Internet.

❸ Multi-device compatibility

Depending on the shareholder's Internet environment, the designated website for the exercise of voting rights can be viewed through a smartphone, tablet, or PC.

*This service is only available in Japanese.

To All Shareholders

I would like to take this opportunity to thank all of NTT's shareholders for your continued support.

We are pleased to send you this notice of convocation for the 32nd Ordinary General Meeting of Shareholders, which will be held on Tuesday, June 27, 2017. A report on our business operations for the 32nd term (April 1, 2016 – March 31, 2017) and the resolutions to be discussed at the Ordinary General Meeting of Shareholders are enclosed. Please see the attachments for details.

During the fiscal year under review, NTT strived to strengthen the profitability of its domestic network service business through the promotion of collaboration and to accelerate profit growth in the global business through streamlining and optimizing services and operations, based on "Towards the Next Stage 2.0,"

1 Date and Time:	Tuesday, June 27, 2017 10:00 a.m. (Registration will start at 8:30 a.m.)
2 Venue:	International Convention Center PAMIR Grand Prince Hotel New Takanawa 13-1, Takanawa 3-chome, Minato-ku, Tokyo
3 Purpose of the Meeting:	Matters to be reported

  1    Report on the Business Report, Consolidated Financial Statements and audit results of independent auditors and Audit & Supervisory Board Members for the 32nd fiscal year (from April 1, 2016 to March 31, 2017)

2 Report on the Non-consolidated Financial Statements for the 32nd fiscal year (from April 1, 2016 to March 31, 2017)
Matters to be resolved

	Item	Distribution of Earned Surplus

the medium-term management strategy established in May 2015. In the promotion of the B2B2X model, another pillar of the medium-term management strategy, we have steadily accumulated concrete business alliances to pioneer new markets. NTT Group will remain committed to the challenge of transforming lifestyles and resolving social issues by creating new value and emotions through collaboration with all of our different partners.

I would like to conclude this message by thanking our shareholders in advance for your continued understanding and support.

June 1, 2017

Hiroo Unoura
President and Chief Executive Officer
Representative Member of the Board
NIPPON TELEGRAPH AND TELEPHONE CORPORATION

In the event you are unable to attend, it is possible to exercise your voting rights in writing by submitting the voting rights exercise form via mail or online. You are requested to review the attached reference documents and exercise your voting rights by the end of the business day (5:30 p.m. JST) on Monday, June 26, 2017.

1 Duplicate voting via mail or online will be handled as follows:
(1) In the case of duplicate voting via mail, the votes on the last voting rights exercise form received will be considered valid.
(2) In the case of duplicate voting online, the last vote placed will be considered valid.
(3) In the case of duplicate voting done via both mail and online, the vote received last will be considered valid. If both votes are received on the same day, the votes placed online will be considered valid.

2 If no approval or disapproval is expressed on a resolution, it will be treated as an approval vote for such resolution.

3 If you wish to exercise your voting rights in some other way, please advise us in writing three days prior to the Ordinary General Meeting of Shareholders, stating your reasons therefor.

END

1. When attending the meeting in person, you are kindly requested to submit the enclosed voting rights exercise form to the receptionist at the meeting site.
2. When exercising your voting rights, you are kindly requested to read the information entitled "(Reference) Exercising Your Voting Rights" on page 3.
3. The Business Report, audited by Audit & Supervisory Board Members, and the Consolidated Financial Statements and the Non-consolidated Financial Statements, audited by independent auditors and Audit & Supervisory Board Members, are the documents presented in the Attachments to the Notice of Convocation of the 32nd Ordinary General Meeting of Shareholders as well as items posted on our website (excluding "(Reference)").
4. Any subsequent revisions to the reference materials for the Ordinary General Meeting of Shareholders or the Business Report, Consolidated Financial Statements or Non-consolidated Financial Statements will be posted on our website.

(Reference)

Exercising Your Voting Rights

You are requested to review the attached Reference Materials for the Ordinary General Meeting of Shareholders (page 5) before exercising your voting rights. Shareholders may exercise their voting rights in the following three ways.

Reference Materials for the Ordinary General Meeting of Shareholders

Resolutions and matters for reference

Item	Distribution of Earned Surplus

Nippon Telegraph and Telephone Corporation (the “Company”) has set as its important management challenge the maximization of corporate value over the medium- to long-term, and the Company has identified the return of profits to shareholders as an important management goal.

In determining the level of dividends for the fiscal year ended March 31, 2017, the Company, while giving consideration to stability and sustainability, takes into account a full range of factors, including business performance, financial standing and dividend payout ratio.

1	Type of asset to be distributed:
Cash

2	Matters relating to allotment of dividends and
total amount of dividends to be distributed:
Per share of common stock: ¥60
Total amount of dividends: ¥120,922,050,660

As the Company has already distributed an interim dividend of ¥60 per share of common stock, the annual dividend for the fiscal year will be ¥120 per one share of common stock.

3	Date on which the dividend becomes effective:
June 28, 2017

END

Memo

Attachments to the Notice of Convocation of the 32nd Ordinary General Meeting of Shareholders

Business Report (For the Fiscal Year ended March 31, 2017)

This report describes the status of the corporate group (“NTT Group”) including Nippon Telegraph and Telephone Corporation (“NTT”).

Outline of the Business of NTT Group

(Regarding the Contents of the Business Report)

● In this Business Report, “NTT East,” “NTT West,” “NTT Communications,” and “NTT DOCOMO” refer to Nippon Telegraph and Telephone East Corporation, Nippon Telegraph and Telephone West Corporation, NTT Communications Corporation and NTT DOCOMO, INC., respectively.

● With respect to amounts appearing in this report, figures determined in accordance with Japanese accounting standards are rounded down to the nearest whole unit, and figures determined in accordance with U.S. accounting principles are rounded to the nearest whole unit.

● With respect to underlined terms, a definition of each term is provided in the “Glossary of Terms” (pages 47 - 48).

● The forward-looking statements, remarks and projected figures concerning the future performance of NTT and its subsidiaries and affiliates contained or referred to herein are based on a series of assumptions, projections, estimates, judgments and beliefs of the management of NTT in light of information currently available to it regarding NTT and its subsidiaries and affiliates, the economy and telecommunications industry in Japan and overseas, and other factors. These projections and estimates may be affected by the future business operations of NTT and its subsidiaries and affiliates, the state of the economy in Japan and abroad, possible fluctuations in the securities markets, the pricing of services, the effects of competition, the performance of new products, services and new businesses, changes to laws and regulations affecting the telecommunications industry in Japan and elsewhere, other changes in circumstances that could cause actual results to differ materially from the forecasts contained or referred to herein, as well as other risks included in this Business Report.

Business Environment

In the fiscal year ended March 31, 2017, a wide range of changes took place in the information and telecommunications market with the increased spread and market penetration of devices that utilize fixed-line and mobile broadband, and improved convenience in people’s everyday lives and productivity in various industries through the emergence of new services made possible by the evolution of technologies such as cloud services, AI, Big Data, and IoT. In addition, the role of information and telecommunications is becoming increasingly important, including strengthening security measures against increasingly sophisticated and complex cyberattacks, strengthening natural disaster countermeasures and managing safe and secure social systems. This change can be seen on a global scale.

Business Status

In light of these circumstances, NTT Group accelerated its self-transformation as a “Value Partner” and worked to place the entire NTT Group towards a profit growth track based on the medium-term management strategy “Towards the Next Stage 2.0” formulated and announced in May 2015.

Status of Initiatives to Expand Global Business and Increase Overseas Profit Generation

We seek to establish and expand our global cloud service as a cornerstone of our business operations, and we strengthened our efforts to accelerate overseas profit generation through the following initiatives.

∎	In order to enhance our global provision of security services, we established NTT Security Corporation for the integration of NTT Group’s specialized security technologies and service platforms.
∎

We promoted cross-selling through collaboration among group companies through our global network, cloud migration, and IT outsourcing projects and received orders from customers in a range of industries from various global regions, including Public Transport Victoria in Australia, as well as the finance, manufacturing, and shipping industries.

∎

While streamlining and optimizing our services and operations in our global cloud business, in procurement, we have promoted the unified specifications of procured goods and narrowing down of models to cut procurement costs, working to reform our business structure to strengthen the competitiveness of the entire NTT Group.

Status of Initiatives to Improve Efficiency and Enhance Profitability of Domestic Network Businesses

We worked to enhance profitability by creating high value-added services as well as optimizing capital investments and reducing costs for our domestic network businesses.

∎	Through our efforts with the “Hikari Collaboration Model” and “+d” to promote collaboration among various businesses, we worked to create high value-added services.
∎	In addition to simplifying and streamlining networks, we worked to increase the efficiency of capital investment by increasing the usage of existing facilities and reducing procurement costs.
∎	We continued to work to reduce costs by controlling marketing costs through the development of the “Hikari Collaboration Model” and by increasing business efficiency.

In addition, in order to support the above initiatives, we worked to increase the transparency of information regarding group management, further standardize the group’s accounting principles, and bolster cash management including overseas subsidiaries. Furthermore, through project teams formed in FY2015, we reviewed initiatives aimed at cost reduction and generating profits.

Status of Initiatives to Expand B2B2X Business

The Japanese government has been developing and implementing a variety of policies centered on the Olympic and Paralympic Games Tokyo 2020* and the Japanese government’s “Vitalization of Local Economies” initiatives. NTT Group plans to make use of these opportunities to accelerate migration to the B2B2X model and, together with businesses in other fields and local governments, strengthen measures aimed at creating services that will become the standard of the next generation.

∎

In the sports business, we developed our B2B2X business through collaborations with the J. League and the U.K.-based Perform Group. As a test case, at NACK5 Stadium Omiya, the home stadium of the J. League soccer club Omiya Ardija, we implemented the creation of smart stadiums, working to create a new way to enjoy the match through fans’ smartphones and to stimulate the local communities by mutually referring customers to nearby businesses.

We also began to roll out smart stadiums in J. League stadiums nationwide, establishing Wi-Fi access in Yurtec Stadium Sendai as the first project. Additionally, we launched a new sports content distribution service including video from J. League matches. We made the “DAZN for docomo” service provided to smartphone users, and provided the “DAZN for docomo” and “DAZN” services for optical IP TV users through “Hikari-TV.”

∎

We promoted collaboration in the entertainment field including traditional arts such as joint testing with SHOCHIKU Co., Ltd. on a collaboration between NTT Group’s cutting-edge audiovisual recognition technology and kabuki.

⬛

In addition to our agreement with FANUC CORPORATION, which involves collaborative projects in the area of making factories smarter by utilizing edge computing technology and application distribution technology, we promoted collaborations in a range of industrial fields, including initiatives to make agriculture smarter by monitoring crop-raising conditions through sensor information, aerial drone photography, and image analysis.

⬛	In July 2016, the “Sapporo City ICT Utilization Platform Study Panel” was established with the goal of utilizing Sapporo City’s ICT to resolve regional social issues using NTT Group’s ICT technology in fields starting with tourism and sports, and including traffic and snow control, health, and childcare. We promoted the utilization of ICT in the tourism field in Sapporo City by collecting and analyzing big data (the flow of people and purchasing data centered on tourists) from Sapporo City and regional commercial facilities. Additionally, to establish Sapporo’s brand as a tourism and sports city, at the 2017 Sapporo Asian Winter Games held in February 2017, we proposed a new way to watch sports using cutting- edge ICT, working to invigorate sports tourism.

*	NTT, NTT East, NTT West, NTT Communications, and NTT DOCOMO are Gold Partners (Telecommunications Services) for the Olympic and Paralympic Games Tokyo 2020.

Status of Fundamental Research & Development

We pursued a range of R&D pursuant to our Medium-Term Management Strategy “Towards the Next Stage 2.0.” We established the “corevo®” brand, a collective term for NTT Group’s AI technology, and promoted collaboration with partners in various industries. Furthermore, in order to commercialize the results of development, we developed business plans tailored to market trends based on our Comprehensive Commercialization System and worked to promote development for practical use.

Initiatives to Expand B2B2X Business

⬛

In the area of edge computing technology, which accomplishes the real-time and wide-ranging processing of data in the IoT age, we agreed to collaborations with FANUC CORPORATION to further the optimization of the manufacturing field, and with TOYOTA MOTOR CORPORATION to further technological development and technological evaluation in the field of connected cars.

⬛

In partnership with Mitsubishi Heavy Industries, Ltd., we developed a prototype for a control system that automatically detects and defends against cyberattacks on industrial equipment including public infrastructure.

⬛	Utilizing the “angle-free object search technology (corevo®),” which can recognize and search for objects photographed from any angle with a high level of precision, we implemented joint testing with Seven & i Holdings Co., Ltd. to search for and provide information on products in convenience stores, and with Tokyo Metro Co., Ltd. within subway stations to provide current location data with photos taken of station map signs and to provide limited-time offers through photos taken of advertising posters.

⬛

Aiming to increase manufacturing facility operating rate and product quality, we provided Hitachi Zosen Corporation with “abnormal sound detection technology (corevo®),” which objectively visualizes and analyzes the characteristics of both operating sounds and malfunctions of manufacturing facility devices.

⬛	We implemented joint practical testing among six group companies to further the realization of services using a device coordination technology (corevo®) centered on communication robots.

R&D to Improve Efficiency and Enhance Profitability of Domestic Network Businesses

⬛

We developed an “operation-collaboration function,” which facilitates cost reductions by service providers through the use of the “Hikari Collaboration Model” by cataloging the services of telecommunications operators and service providers, including competitors, and consolidating the management of multiple services from the point they are ordered through the start of service and maintenance.

⬛	We developed software which makes high-quality
and low-cost network services possible by using general-purpose products utilized in data centers and other facilities.
⬛

We developed “malfunction source estimation technology (corevo®)” which largely reduces the time required to investigate the cause of a network malfunction by autonomously extracting the causal relationship between the network malfunction and the alarm sent from the device.

Research & Development that Enable Highly Immersive New Experiences

⬛

We developed a training system for professional baseball players using “athlete first-person vision synthesis technology,” which enables players to experience simulations of pitches with a high degree of realism, and carried out practical testing with RAKUTEN BASEBALL, INC. (Tohoku Rakuten Golden Eagles).

⬛

We developed “MaPieceTM” technology, which allows even those without specialized knowledge to easily collect accessibility information on steps and stairs required to provide directions to wheelchair users, as well as 2.5D map representation technology that realizes simple relief map display that is easy to understand even for foreign visitors to Japan.

⬛

Utilizing “Kirari!®” technology, which provides ultra-high presence “as if you were there” experiences, we implemented practical testing of our overseas real-time broadcasting technology to broadcast video from a studio in Japan to the 2017 SXSW (South by Southwest) in Austin, Texas as well as broadcasting the “KABUKI LION SHI-SHI-O: The Adventures of the Mythical Lion show” performed in Las Vegas, Nevada by SHOCHIKU Co., Ltd. to Japan.

⬛

In order to be able to provide entirely new services that touch the senses and emotions of humans and create new awe-inspiring experiences in public spaces moving forward into 2020, we began joint research with the international media art research institute Ars Electronica Futurelab.

⬛	We conducted practical testing of digital signage which simultaneously delivers information at the time of disaster and provides information based on the language and location of foreign tourists to ensure that urban functions are comfortable and safe.

Promoting Cutting-edge Research

⬛

We developed a “Quantum Neural Network” calculator based on an entirely new principle of using light to quickly solve problems which are difficult for traditional computers, such as searching for chemical compounds in drug development.

⬛	We were the first in the world to solve the macroscopic realism problem of whether the quantum mechanical behavior of a single electron appears in the everyday macroscopic world.
⬛

To discover how the brains of superior athletes regulate their mental state and control their bodily movements to deliver top-level performance, we launched the “Sports Brain Science Project” to elucidate the brain’s information processing in order to “Train the Brain to Win,” and started R&D.

Status of Initiatives for Sustained Improvement in Corporate Value

While working to minimize medium- to long-term business risks by appropriately responding to social and environmental issues at NTT Group, NTT Group is promoting initiatives toward sustained improvement in corporate value by making effective contributions to the resolution of social and environmental issues through our business activities. Taking into account the UN’s “Sustainable Development Goals: SDGs,” we have been engaged in various activities including modifying the “NTT Group CSR Charter” in May 2016 and affirming our agreement with the SDGs in September 2016.

◾ Status of Initiatives for Cybersecurity

∎

While promoting cutting-edge R&D and moving forward with the development of the latest R&D results, we promoted a group-wide initiative through the “Group CISO Committee.” Furthermore, through the newly established NTT Security Corporation, we have created a system to provide cutting-edge security technology to our customers. Additionally, in terms of the nationwide issue of developing IT security engineers, we promoted human resource development within NTT Group and participated in the study panel for inter-industry human resources development, contributing to security personnel development on a national level.

◾ Status of Initiatives to Ensure Diverse Personnel

Can Demonstrate their Talents

∎

Recognizing diversity management as a key part of our management strategy, we have striven to ensure diverse personnel can demonstrate their talents. For example, in terms of sexual minorities such as LGBT persons, in addition to receiving the highest level “GOLD” evaluation in the “PRIDE Index,” which evaluates companies’ approaches to sexual minorities such as LGBT persons, we promoted initiatives such as clarifying that the systems including leave for marriage also apply to same-sex partners. Furthermore, in terms of our “Work Style Reform,” we are actively promoting the usage of the teleworking and flextime systems, regardless of rank or position, to create an easier working environment for all of our employees.

◾ Status of Initiatives for the Environment

∎

In September 2016, we announced the “NTT Group Environmental Statement” and “The Eco Strategy 2030,” pledging to contribute to lowering the environmental burden on society while contributing to adapting to climate change and preserving the ecosystem by providing ICT services and cutting-edge technology. While continuing to promote energy saving and cost cutting by introducing cutting-edge electrical power units, we are also contributing to energy saving in society through sales of these units.

In addition to the above, we have taken group- wide initiatives to ensure the high stability and reliability of our networks. While quickly and efficiently recovering networks following the 2016 Kumamoto Earthquake, we also provided support to those affected by the disaster by installing a temporary free Wi-Fi hotspot in the evacuation center.

As a result of the above efforts, NTT Group’s consolidated operating revenues for the fiscal year ended March 31, 2017 were 11,391.0 billion yen (a decrease of 1.3% from the previous fiscal year) and consolidated operating expenses were 9,851.2 billion yen (a decrease of 3.4% from the previous fiscal year). As a result, consolidated operating income was 1,539.8 billion yen (an increase of 14.2% from the previous fiscal year), consolidated income before income taxes was 1,527.8 billion yen (an increase of 14.9% from the previous fiscal year), and consolidated net income attributable to NTT was 800.1 billion yen (an increase of 8.5% from the previous fiscal year).

Status by Segment

(Reference) Group Structure

NTT Group
Operating Revenues
(FY2016 Result)
¥11,391.0
billion
Operating Income
(FY2016 Result)
¥1,539.8
billion
Employees
(Result as of March 31, 2017)
274,844
people
Regional Communications Business
NTT EAST
NTT WEST
Long Distance and International Communications Business
NTT Communications
dimension data
Mobile Communications Business
docomo
Data Communications Business
NTT DATA
Other Business

Overview

In the Regional Communications Business Segment, we worked to develop our B2B2X business through the “Hikari Collaboration Model,” the wholesale provision of fiber-optic access infrastructure services, among other things, to various service providers.

Details of Main Initiatives

∎

With regard to the “Hikari Collaboration Model,” the number of service providers providing wholesale service was approximately 550 companies at the end of the fiscal year ended March 31, 2017, as we further expanded collaborative projects with not only business operators in the communications industry, energy industry, real estate industry, and security industry, but also business operators in diverse industries including the housing industry and media industry in the fiscal year ended March 31, 2017. Furthermore, in the housing industry, new use cases were born, including providing total lifestyle support after home purchases, which includes a combination of this model and HEMS service and lifestyle-related services. As a result of these initiatives, the number of fiber-optic access service subscriptions using this model was 8.74 million.

∎

With the development of the “Hikari Collaboration Model,” we worked to continually reduce marketing costs. Furthermore, by simplifying and streamlining networks and further increasing the usage of existing facilities, we worked to make capital investment more efficient.

∎

As companies and local governments are proactively promoting the use of Wi-Fi as a powerful information service tool, in various regions, we continually worked to improve convenience for the increasing number of visitors to Japan by expanding the coverage area of Wi-Fi, resulting in the number of Wi-Fi area owners reaching 557.

(Reference) Status of Provision of Major Services

Number of Subscriptions for Major Services

“FLET’S Hikari”:	20.05 million subscriptions (an increase of 0.79 million subscriptions from the previous fiscal year)

(Included in the above) “Hikari Collaboration Model”:

8.74 million subscriptions (an increase of 4.05 million subscriptions from the previous fiscal year)

“Hikari Denwa”:	17.76 million channels (an increase of 0.38 million channels from the previous fiscal year)

“FLET’S TV”:	1.52 million subscriptions (an increase of 0.09 million subscriptions from the previous fiscal year)

Note:

The figures for “FLET’S Hikari,” “Hikari Denwa” and “FLET’S TV” include the number of subscriptions for wholesale services provided to service providers through the use of the “Hikari Collaboration Model“ by NTT East and NTT West.

Overview

In the Long Distance and International Communications Business Segment, in addition to enhancing our provision of seamless ICT solutions combining network and security, etc., we worked to enhance our service provision in growth areas such as cloud services and IT outsourcing.

Details of Main Initiatives

∎

To provide an ICT solution based on a more highly reliable international network to our enterprise clients, in October 2016 we began operations of the “Asia Pacific Gateway,” our high-bandwidth optical submarine cable network. Additionally, to respond to demand for cloud services and data centers in various global regions, in the continually growing market of America, in addition to launching service at our “Virginia Ashburn 2 (VA2) Data center,” we began construction on our “Virginia Ashburn 3 (VA3) Data center,” designed to achieve strong security and high-level energy savings, thus proactively expanding our cloud platform by working to provide different variations of data centers. As a result of these initiatives, NTT Group’s data centers were ranked as top class in the world in terms of both total floor area and potential server installation floor area according to a report by U.S. TeleGeography (published in November 2016).

∎

We received an IT outsourcing order from major U.K. insurance provider ReAssure UK Services Limited, and began providing infrastructure services including introduction of cloud services for the company’s servers and security oversight services.

(Reference) Status of Provision of Major Services

Number of Subscriptions for Major Services, etc.
Number of customers for Cloud Services:
9,000 customers (an increase of 700 customers from the previous fiscal year)
“Hikari TV”: 3.02 million subscriptions (a decrease of 0.03 million subscriptions from the previous fiscal year)

(Reference) Strengthening the Framework for Global Cloud Service Provision

NTT Group's major data centers
NTT Group's major submarine cable network
Start of operations of Asia Pacific Gateway
Launch of service at Tokyo No. 9 Data Center
Start of construction of Virginia Ashburn 3 (VA3) Data Center
Launch of service at Manila Makati Data Center
Launch of service at Virginia Ashburn 2 (VA2) Data Center

Overview

In the Mobile Communications Business Segment, we have worked toward the promotion of sales of the billing plan, “Kake-hodai & Pake-aeru,” and “docomo Hikari,” promoting collaboration with various business partners and providing new value-added services to enhance profitability in the smart life area.

Details of Main Initiatives

∎

In addition to continuing to promote the sales of our “Kake-hodai & Pake-aeru,” as a billing plan tailored to suit a customer’s stage of life that offers more affordable rates to long-term users, in November 2016 we began offering our “docomo Child Raising Support Program” and other initiatives, working to enhance returns to our customers. As a result, the number of subscriptions to “Kake-hodai & Pake-aeru” reached 37.07 million.

∎

By utilizing the “Hikari Collaboration Model” from the Regional Communications Business Segment, we promoted the sales of the “docomo Hikari Pack,” which bundles fiber-optic access infrastructure services, internet access service, and mobile service. As a result, the number of subscriptions to “docomo Hikari” reached 3.40 million.
∎

In order to strengthen profitability in the Smart Life area, we pursued the “+d” initiative, which was aimed at creating new added value through collaboration with various business partners, and expanded our content, finance, and settlement services. Specifically, we collaborated with Perform Group to begin providing the sports streaming service “DAZN for docomo,” and worked to expand the number of member stores for our “d POINTs” loyalty point program.

Overview

In the Data Communications Business Segment, we responded to the acceleration of our customers’ expansion in the global market and the diversification and increased sophistication of their needs by working to expand our business in the global market and to expand and reliably provide a range of IT services, such as system integration, that are responsive to the changes in the market.

Details of Main Initiatives

∎

To increase our presence through the acquisition of a North America-focused operating base and to enhance cloud services and BPO services, we acquired the businesses of the Dell Services Division, which has been highly regarded by customers for providing digital solutions and BPO services tailored to the healthcare industry.

∎	To create new finance-related services through open innovation, together with venture firms and regional banks, we established “BeSTA FinTech Lab,” working to provide new services utilizing
FinTech including the implementation of practical testing of information distribution services with location data.
∎

Aiming for the expanded use of global geospatial information, creation of new markets, and the stimulation of related industries, in April 2016 we began to offer the world’s highest-resolution “AW 3D® Global High-resolution 3D Map” developed with the Remote Sensing Technology Center of Japan (RESTEC) to all global land spaces.

Overview

In the Other Business Segment, we mainly provided services related to the real estate business, finance business, construction and electric power business, and system development business.

◾ Real Estate Business

⬛

We pursued our office and retail operations centered on office buildings and commercial facilities and our residential operations principally through the “Wellith” brand. Furthermore, we utilized our know-how developed in these operations to pursue global and hotels & resorts businesses.

◾ Finance Business

⬛

We provided financial services such as leasing, installation payment, and other finance areas concentrating on information-related equipment, billing and collection services for telecommunication service bills, and credit card transaction settlement services.

◾ Construction and Electric Power Business

⬛	By combining and utilizing our technology in “ICT, energy, and construction” to the fullest extent, we designed and built large-scale solar power generation systems and data centers.

◾ System Development Business

⬛	To provide optimized, high-quality ICT services, we worked to develop network operation systems and application services.

Future Outlook of the Business Environment

In the information and telecommunications market, the development of new technologies is expected such as further acceleration of the use of cloud services, AI, Big Data, and IoT. Furthermore, with the entrance of new players, market competition that surpasses existing business sector boundaries is expected to further intensify, and collaborative coordination and cooperation among businesses working to create new added value should also progress. From these changes, the required role of information and telecommunications should both expand and become more important.

Business Developments Pursuant to the Medium-Term Management Strategy

In line with our Medium-Term Management Strategy “Towards the Next Stage 2.0,” we will continue to place our focus on profit growth by reforming our business structure, and to increase our capital efficiency through stock repurchases, aiming to grow our EPS (earnings per share) to 400 yen or more by the fiscal year ending March 31, 2018.

Initiatives to Expand Global Business and Increase Overseas Profit Generation

To realize solid sales growth in our overseas business, we will work to further enhance our global business promotion system as well as our services and products. Furthermore, by expanding our global accounts and promoting up-selling and cross-selling, we will work to enhance our sales and marketing. Additionally, we will continue to work to reform our business structure by maximizing cost efficiency and strengthening group governance and risk management. Through the above initiatives, we will continually work to achieve our financial targets of US$22.0 billion in overseas sales and US$1.5 billion in overseas operating income.

* Overseas operating income excludes M&A-related temporary expenses, such as depreciation costs of intangible fixed assets.

Initiatives to Improve Efficiency and Enhance Profitability of Domestic Network Business

In the highly competitive domestic fixed-line communications market and mobile communications market, we will continue to make efforts toward profit generation through increased efficiency in capital investment and cost reductions.

Specifically, in relation to the increased efficiency in capital investment, we will work to make networks simplified and streamlined, to utilize the results of research and development including software control technology, to further increase the usage efficiency of existing facilities, and to unify specifications of procured goods and narrow down models in order to cut procurement costs. Additionally, we will work to make our IT systems more efficient through the use of the latest technology, including virtualization as well as shared platforms.

With regard to cost reductions, we are continually enhancing initiatives to improve work processes by further standardizing and systematizing work. We will boost the competitiveness of our products and services through cost reductions, improve our user service and enhance returns to our customers, while simultaneously working to establish simple, efficient business operations based on our transition to the B2B2X model and other initiatives.

As a result of the above initiatives, by the fiscal year ending March 31, 2018, we are working to reduce capital investment in the domestic network business by at least ¥200.0 billion compared to the fiscal year ended March 31, 2015, and to reduce fixed-line and mobile access-related costs by at least ¥800.0 billion compared to the fiscal year ended March 31, 2015.

* Streamlining capital investment (domestic network business) excludes NTT Communications’ data centers and certain other assets.

* Cost reductions (fixed-line/mobile access-related) excludes the impact of the change of depreciation method for property, plant and equipment.

Initiatives to Expand B2B2X Business

We are supporting the communications services field as a Gold Partner (Telecommunications Services) for the Olympic and Paralympic Games Tokyo 2020, and we see the initiative to bring about Society 5.0 (the creation of a new smart society that helps to resolve social issues), which is being promoted through public-private partnerships, as a great opportunity to utilize our collective strength and organically use our national-scale fixed-line and mobile broadband networks, as well as our technology and know-how in the information systems field. In particular, by expanding our collaborations with businesses in other fields and local governments, we will accelerate the transition to the B2B2X model and work to create new value and emotions aimed at resolving social issues. Through the above efforts, we will create services that will be inherited as the standard of the next generation and connect to sustained growth in our domestic business.

Promotion of Fundamental Research & Development

We will develop the core technologies required for the achievement of our Medium-Term Management Strategy, including cloud, security, AI, and IoT in order to contribute to the acceleration of profit creation. We will also develop technology to reduce equipment cost by segmentalizing functions of network equipment and to reduce the time required for network building, maintenance, and operations. Simultaneously, through the promotion of collaboration with other companies toward the creation of new value, we will consistently transform output of R&D into new businesses and proactively expand both in Japan and abroad.

Initiatives for Sustained Improvement in Corporate Value

In accordance with the guidelines set out in the “NTT Group CSR Charter,” we will help resolve the many social and environmental issues that exist both in and outside of Japan and promote collective initiatives toward improved corporate value and the sustainable development of society.

◾ Initiatives for Cybersecurity

⬛

To continue to counter increasingly diverse and large-scale cyberattacks on international events, governments, and companies, while promoting the introduction of the latest R&D results, we will enhance our initiative to develop security personnel with high-level skills.

◾ Initiatives to Ensure Diverse Personnel Can

Demonstrate their Talents

⬛

We respect and utilize personnel with diverse values and individuality, creating a work environment that ensures diverse personnel can demonstrate their talents, irrespective of gender, age, race, nationality, disability status, sexual orientation, or gender identity, advancing initiatives to deepen understanding of work-life management among all of our employees, and promoting our “Work Style Reform.”

◾ Initiatives for the Environment

⬛

In accordance with the “NTT Group Environmental Statement,” we are promoting initiatives to contribute to lowering the environmental burden and adapting to climate change through the services and technologies provided by the Group companies such as our ICT services, as well as to preserve ecosystems in cooperation with all of our stakeholders including our business partners and local communities. Furthermore, we are continually working to improve energy efficiency and resource circulation throughout our business activities.

In addition to the above initiatives, to secure high levels of stability and reliability for our network, we will work to provide even safer and more secure services through the accumulation of everyday network operational knowhow and implementation of disaster drills based on our collaborative frameworks with external agencies.

NTT Group made a total of ¥1,700.0 billion of capital investments (an increase of 0.8% from the previous fiscal year), focused on responding to customer demands for various services such as “FLET’S Hikari (including the Hikari Collaboration Model)” and LTE service (Xi), among others.

Category	Capital Investment (billions of yen)
Regional Communications Business	583.4
Long Distance and International Communications Business	244.9
Mobile Communications Business	597.1
Data Communications Business	158.1
Other Business	116.6

NTT Group raised capital for capital investment and other purposes in the form of long-term funding in the amount of ¥320.5 billion.

The details of the long term funding are as follows:

Category	Amount (billions of yen)
Corporate Bonds	128.3
Long-term borrowings	192.2

Total	320.5

NTT raised ¥22.8 billion from long-term funding to be used by NTT for the purpose of making loans to NTT West and NTT Communications, and raised ¥50.0 billion as long-term borrowings from subsidiaries.

Lender	Outstanding Borrowings (billions of yen)

Mizuho Bank, Ltd.	592.5

The Bank of Tokyo-Mitsubishi UFJ, Ltd.	345.3

Sumitomo Mitsui Banking Corporation	216.4

Mitsubishi UFJ Trust and Banking Corporation	142.3

Nippon Life Insurance Company	124.0

Meiji Yasuda Life Insurance Company	100.0

Sumitomo Mitsui Trust Bank, Limited	89.6

Shinkin Central Bank	78.5

The Nishi-Nippon City Bank, Ltd.	66.5

Mizuho Trust & Banking Co., Ltd.	44.0

Segment	Company	NTT’s equity ownership percentage (%)	Main business activities
Regional Communications Business	Nippon Telegraph and Telephone East Corporation	100.00	Provision of intra-prefectural communications services in the eastern part of Japan
	Nippon Telegraph and Telephone West Corporation	100.00	Provision of intra-prefectural communications services in the western part of Japan
Long Distance and International Communications Business	NTT Communications Corporation	100.00	Provision of inter-prefectural communications services, international communications services and internet-related services
	Dimension Data Holdings	100.00	IT system building and maintenance support for corporations
	NTT Security Corporation	100.00	Provision of professional security services
	NTT America	0 (100.00)	Provision of ICT services in North America
	NTT EUROPE	0 (100.00)	Provision of ICT services in Europe
	Lux e-shelter 1	0 (86.70)	Provision of data center-related services in Europe
	Arkadin International	0 (92.68)	Provision of teleconference, web conference and video conference services

Segment	Company	NTT’s equity ownership percentage (%)	Main business activities
Long Distance and International Communications Business	RagingWire Data Centers	0 (100.00)	Provision of data center-related services in North America
	Virtela Technology Services	0 (100.00)	Provision of network services
	NETMAGIC SOLUTIONS	0 (81.63)	Provision of data center-related services in India
	GYRON INTERNET	0 (100.00)	Provision of data center-related services in the UK
	NTT Plala Inc.	0 (95.39)	Provision of internet connection and video distribution services
Mobile Communications Business	NTT DOCOMO, INC.	66.65 (0.01)	Provision of mobile communication services and smart life area services
Data Communications Business	NTT DATA CORPORATION	54.19 (0.02)	Provision of data communications systems services and network system services
	NTT DATA	0 (100.00)	Consulting, system design and development in North America
	NTT DATA Services	0 (100.00)	Consulting, system design and development in North America
	EVERIS PARTICIPACIONES	0 (100.00)	Consulting, system design and development

Segment	Company	NTT’s equity ownership percentage (%)	Main business activities
Other Business	NTT URBAN DEVELOPMENT CORPORATION	67.30	Real estate acquisition, construction, management, and leasing
	NTT FINANCE CORPORATION	92.17 (7.83)	Lease and installment sales of telecommunications-related devices, and billing and collection of charges for communications and other services
	NTT FACILITIES, INC.	100.00	Design, management, and maintenance of buildings, equipment, and electric power facilities
	NTT COMWARE CORPORATION	100.00	Development, production, operation and maintenance of information communications systems and software

Notes:	1. In light of the status of the M&A being pursued by the Group in the past year, we have reviewed the standards used to list material subsidiaries.
2. The equity ownership percentages are calculated exclusive of the treasury stock each company owns. The figures in parentheses represent the equity ownership percentages of NTT’s subsidiaries.
3. Status of specific wholly owned subsidiaries as of March 31, 2017 is as follows:

Name	Address	Total book value	Total assets of NTT
Nippon Telegraph and Telephone East Corporation	19-2, Nishi-Shinjuku 3-chome, Shinjuku-ku, Tokyo	¥2,014,365 million	¥6,681,061 million
Nippon Telegraph and Telephone West Corporation	3-15, Banba-cho, Chuo-ku, Osaka-shi, Osaka	¥1,875,124 million

Matters Regarding Shares

6,192,920,900 shares

2,096,394,470 shares (treasury stock: 81,026,959 shares)

867,301 shareholders

Shareholders	Number of Shares Held (thousands)	Equity Ownership (%)
The Minister of Finance	679,123	33.70
Japan Trustee Services Bank, Ltd. (Trust Account)	89,022	4.42
The Master Trust Bank of Japan, Ltd. (Trust Account)	70,946	3.52
JPMorgan Chase Bank 380055	47,369	2.35
Japan Trustee Services Bank, Ltd. (Trust Account 5)	29,108	1.44
Moxley & Co. LLC	27,079	1.34
Japan Trustee Services Bank, Ltd. (Trust Account 9)	26,709	1.33
Japan Trustee Services Bank, Ltd. (Trust Account 1)	21,548	1.07
Japan Trustee Services Bank, Ltd. (Trust Account 2)	21,343	1.06
JPMorgan Chase Bank 385632	20,654	1.02

Notes:	1.	Number of Shares Held is rounded down to the nearest thousand.
	2.	NTT’s holdings of treasury stock (81,026,959 shares) are not included in the above table.
	3.	Equity ownership percentages do not include treasury stock.

Status of Corporate Governance and Matters Regarding

Corporate Officers

Fundamental Policies

We believe that strengthening the structure of corporate governance in accordance with the purposes of each principle of the “Corporate Governance Code” of the Tokyo Stock Exchange is an important management issue for maximizing corporate value while meeting the expectations of various stakeholders, including shareholders and other investors, as well as customers, business partners, and employees.

Based on “Towards the Next Stage 2.0” formulated in May 2015, in order to embark on a profit growth track by accelerating our self-transformation towards a “Value Partner,” we are working to strengthen corporate governance based on our fundamental policies of ensuring sound management, executing appropriate decision-making and business activities, clarifying accountability, and maintaining thorough compliance.

Overview of Corporate Governance Structure

We believe that an auditing system based on Audit & Supervisory Board Members, including outside independent Audit & Supervisory Board Members, is an effective means of supervising management. Accordingly, we chose the company with Board of Company Auditors (Audit & Supervisory Board) model.

In addition, through the election of outside independent Members of the Board, we have strengthened the function of appropriately supervising the business execution.

Board of Directors

The Board of Directors consists of 12 Members of the Board, including two outside independent Members of the Board. In principle, the ordinary meetings of the Board of Directors are held once per month. In addition, extraordinary meetings are held as needed. The Board of Directors makes decisions on matters stipulated by law and on important matters related to company management and Group management. Moreover, through such means as periodic reports from Members of the Board on the status of business execution, the Board of Directors supervises the business execution of Members of the Board.

We have elected two outside independent Members of the Board to strengthen the supervisory function for business execution. Each outside independent Member of the Board has extensive experience and a high level of integrity and insight. We believe that the outside independent Members of the Board will help strengthen the supervisory function for business execution and expect to incorporate the opinion they provide from their wide-ranging managerial perspective.

Audit & Supervisory Board

The Audit & Supervisory Board consists of a total of five Audit & Supervisory Board Members: two internal Audit & Supervisory Board Members and three outside independent Audit & Supervisory Board Members (including two women, one in each category). The Audit & Supervisory Board Members, including outside independent Audit & Supervisory Board Members, periodically conduct meetings with NTT’s Representative Members of the Board to exchange ideas and opinions and also hold discussions with other Members of the Board as well as the Representative Members of the Board of Group companies with regard to various themes. Through these efforts, the Audit & Supervisory Board Members maintain an understanding of the status of the business execution by Members of the Board, providing suggestions when necessary.

In addition, the Audit & Supervisory Board Members, including outside independent Audit & Supervisory Board Members, attend important meetings, such as meetings of the Board of Directors, and conduct appropriate audits regarding the status of the business execution by Members of the Board. They also work closely with the Independent Auditor, periodically exchanging information on audit plans and audit results to enhance the audit system. Furthermore, the Audit & Supervisory Board Members exchange information with the Internal Control Office, through means such as receiving reports on the results of internal audits. The Audit & Supervisory Board also conducts audits in partnership with the Audit & Supervisory Board Members of Group companies.

Appointment and Compensation Committee

For the purpose of improving objectivity and transparency in the decisions of appointments and compensation of Members of the Board, we have established on a non-statutory basis the Appointment and Compensation Committee, which consists of four Members of the Board, including two outside independent Members of the Board, as a preliminary review institution of the Board of Directors, and are increasing the effectiveness of governance.

Independence of Outside Members of the Board and Outside Audit & Supervisory Board Members

From the perspectives of strengthening supervising functions for execution and guaranteeing appropriate audits of the execution of duties by Members of the Board, we have the policy of selecting individuals to serve as outside Members of the Board and outside Audit & Supervisory Board Members who do not represent risks of conflicts of interest with general shareholders. We designate outside Members of the Board and outside Audit & Supervisory Board Members who fulfill both the independence criteria stipulated by the Tokyo Stock Exchange and NTT’s own independence standards as independent Members of the Board or independent Audit & Supervisory Board Members.

Independence Standards

In order to meet the independence criteria, a person may not fall under any of the categories below in the last three fiscal years

(1)	A person who executes business in a partner company that exceeds NTT’s Standards*[1]

(2)	A person who executes business in a lending company that exceeds NTT’s Standards*[2]

(3)

A consultant, accountant, lawyer, or any other person providing professional services, who received monetary payments or any other gain in assets equal to or more than ¥10 million, excluding the Board Members’ or Audit & Supervisory Board Members’ compensation, from NTT or its major subsidiaries*[3] in any of the last three fiscal years

(4)	A person who executes business in an organization that received donations exceeding NTT’s Standards*[4]

Even if any of (1) through (4) above applies to a person, where it has been decided that a person meets the Independence Standards, the reasons shall be explained and disclosed at the time of the person’s appointment as the independent Member of the Board or Audit & Supervisory Board Member.

*1

“A partner company that exceeds NTT’s Standards” is defined as a company that has had any business dealing with NTT and its major subsidiaries*[3] in any of the last three fiscal years equal to or more than 2% of the total operating revenues of NTT and its major subsidiaries for the respective fiscal year.

*2

“A lending company that exceeds NTT’s Standards” is defined as a company in which the total amount of borrowings on a consolidated basis in any of the last three fiscal years equals to or is more than 2% of NTT’s consolidated total assets for the respective fiscal year.

*3	The major subsidiaries are NIPPON TELEGRAPH AND TELEPHONE EAST CORPORATION, NIPPON TELEGRAPH AND TELEPHONE WEST CORPORATION, NTT COMMUNICATIONS CORPORATION, NTT DATA CORPORATION, and NTT DOCOMO, INC.
*4

“An organization that received donations exceeding NTT’s Standards” is defined as an organization which received donations from NTT and its major subsidiaries*[3] in any of the last three fiscal years exceeding ¥10 million or 2% of the total income of the organization, whichever is larger, during the respective fiscal year.

Evaluation of the Effectiveness of the Board of Directors

The Board of Directors of the Company, which is a pure holding company, plays the role of monitoring the specific business operations of the Group companies based on the medium- to long-term business strategy of the entire Group.

The Board of Directors of the Company decides important items related to the Group’s management which have passed the “Executive Officers Meeting,” made up of the president, senior executive vice presidents, full-time directors, and the heads of the staff organization, as well as the review of the various committees chaired by the president or a senior executive vice president and attended by the relevant directors, while also monitoring the status of the execution of the duties of the individual Members of the Board.

At the meetings of the Board of Directors, based on the authority of the individual Members of the Board, current issues in Group management and the initiatives being taken to resolve them are reported and reviewed, and in the fiscal year ended March 31, 2017, in terms of “Toward the Next Stage 2.0,” discussions were held over initiatives to expand profits in the near term for global cloud services, the status of business recovery, new policies aimed at sustained growth in network services, and improving returns to shareholders.

Additionally, ideas and opinions on issues in Group management were exchanged among the outside independent Members of the Board and the Audit & Supervisory Board Members, among the outside independent Members of the Board and the Representative Members of the Board, among the outside independent Members of the Board and the executives of the major Group companies in and outside Japan, and among the outside independent Members of the Board of the Company and the outside independent Members of the Board of the major Group companies and other members.

In these meetings, we received opinions on NTT’s Board of Directors from the outside independent Members of the Board and the Audit & Supervisory Board Members that adequate information is provided and Members of the Board engage in active discussion, thereby ensuring the Board’s effectiveness.

Taking into account these initiatives, we have evaluated that the effectiveness of the Board of Directors is being ensured, and we will work to further improve the Board’s effectiveness going forward.

Composition of the Board of Directors, Nomination Procedure of Directors, etc.

In terms of the composition of the Company’s Board of Directors, the nomination of executives is based on the “NTT Group Personnel Policy,” and personnel with the skills to resolve issues recognized by NTT Group are nominated broadly from inside and outside of the Group.

NTT Group Personnel Policy

[Basic Policy]

NTT Group strives to contribute to the resolution of social issues and the realization of a safer, more secure, and more affluent society. To accomplish this goal, the Group acts as a trusted “Value Partner” that customers continue to select in order to provide them with new value on a global basis. We have established the policy of positioning individuals that share these ideals in the upper ranks of NTT Group’s management, and we are electing such individuals from both inside and outside the Group.

[Nomination of Candidates for Members of the Board]

In regard to Member of the Board candidates, individuals are elected based on the broad-ranging perspective and experience, superior management skill and leadership, business sense and motivation necessary to contribute to the overall development of NTT Group in order to facilitate the improvement of NTT Group’s corporate value. The Board of Directors is of a size appropriate to the Group’s business, and the composition of the Board of Directors takes into account a balance of specialties and diversity.

From the perspective of strengthening the function of supervising business execution, for outside independent Members of the Board, NTT elects individuals who present no risk of a conflict of interest with general shareholders. In principle, NTT appoints several outside independent Members of the Board.

[Nomination of Candidates for Audit & Supervisory Board Members]

NTT has the policy of electing candidates for Audit & Supervisory Board Members that have the capacity to provide audits based on specialized experience and insight.

From the perspective of guaranteeing fair audits of the execution of duties by Members of the Board, for outside independent Audit & Supervisory Board Members NTT elects individuals who present no risk of a conflict of interest with general shareholders. In accordance with the Companies Act, NTT ensures that outside independent Audit & Supervisory Board Members make up half or more of the Audit & Supervisory Board.

With regard to the nomination of Members of the Board, NTT has established the Appointment and Compensation Committee, which consists of four Members of the Board including two outside independent Members of the Board. The committee discusses candidates and then makes proposals to be approved by the Board of Directors and presented for voting at the General Meeting of Shareholders.

With regard to the nomination of Audit & Supervisory Board Members, the procedure for nomination involves Members of the Board proposing Audit & Supervisory Board Member candidates based on the nomination policy described above. These proposals are then discussed by the Audit & Supervisory Board, which consists of half or more of outside independent Audit & Supervisory Board Members, and consent is granted if appropriate. The candidates are then approved by the Board of Directors and presented for voting at the General Meeting of Shareholders.

Training for Members of the Board and Audit & Supervisory Board Members

NTT Group works to cultivate candidates suitable for top management who are able to respond to the rapidly changing management environment, by creating a range of training opportunities in areas including domestic and overseas economic and social issues, compliance, and risk management, and by allowing employees to accumulate new job experiences. Additionally, outside independent Members of the Board can gain a deeper understanding of the Company’s group businesses through opportunities to deepen their understanding of the business trends of Group companies and of the latest R&D results at the research facilities of the Company.

Strategic Shareholdings

NTT does not hold so-called “cross-held shares” to create stable shareholders, and has no plans to hold them in the future.

On the other hand, as one of its business policies, the Company pursues collaboration and open innovation with partners in various industries to contribute to medium- to long-term improvement in corporate value. Based on this policy, we own shares of partner companies as necessary.

With respect to exercising voting rights of strategic shareholding, NTT exercises voting rights acquired through share ownership, as it sees fit, from the perspective of sustainable growth of the companies NTT invests in and improving corporate value for both NTT and the companies.

Capital Policy

We have set the returning of profits to shareholders, while maximizing corporate value over the medium- to long-term, as one of our important management challenges.

We aim to enhance the return of profits to shareholders in the medium- to long-term, and while payment of dividends is the primary means, we also adroitly and flexibly implement stock repurchases.

Pursuant to applicable laws and regulations, and Article 16 of NTT’s Articles of Incorporation, “Content of Resolutions Concerning Maintenance of Structures to Ensure the Propriety of NTT’s Business” and “Outline of Operation Effectiveness of Systems for Ensuring the Propriety of the Business Activities” are posted on NTT’s website.

NTT Website  http://www.ntt.co.jp/ir/index_e.html

Memo

Position	Name	Responsibilities	Description of Principal Concurrent Positions

Chairman of the Board	Satoshi Miura		External Director of THE HIROSHIMA BANK, LTD.

President and Chief Executive Officer Representative Member of the Board	Hiroo Unoura

Senior Executive Vice President Representative Member of the Board	Hiromichi Shinohara	Chief Technology Officer Chief Information Security Officer In charge of technical strategy and international standardization Head of Research and Development Planning

Senior Executive Vice President Representative Member of the Board	Jun Sawada	Chief Financial Officer Chief Compliance Officer Chief Information Officer In charge of business strategy and risk management	Representative Director and President, Chief Executive Officer of NTT Security Corporation

Executive Vice President Member of the Board	Mitsuyoshi Kobayashi	Head of Technology Planning	Member of the Board of NTT COMWARE CORPORATION

Executive Vice President Member of the Board	Akira Shimada	Head of General Affairs	Member of the Board of Nippon Telegraph and Telephone West Corporation

Senior Vice President Member of the Board	Tsunehisa Okuno	Head of Global Business	Senior Vice President of Dimension Data Holdings plc Director of NTT Security Corporation

Senior Vice President Member of the Board	Hiroki Kuriyama	Head of Strategic Business Development In charge of 2020 Project

Senior Vice President Member of the Board	Takashi Hiroi	Head of Finance and Accounting

Senior Vice President Member of the Board	Eiichi Sakamoto	Head of Corporate Strategy Planning	Member of the Board of Nippon Telegraph and Telephone East Corporation

Member of the Board	Katsuhiko Shirai		Chairperson of the Foundation for the Open University of Japan Outside Director of Japan Display, Inc.

Member of the Board	Sadayuki Sakakibara		Chief Senior Advisor and Chief Senior Counselor of Toray Industries, Inc. Outside Director of Hitachi, Ltd. Chairman of the Japan Business Federation (Keidanren)

Full-time Audit & Supervisory Board Member	Akiko Ide

Full-time Audit & Supervisory Board Member	Takao Maezawa

Audit & Supervisory Board Member	Michiko Tomonaga		Certified Public Accountant Outside Director of Keikyu Corporation

Audit & Supervisory Board Member	Seiichi Ochiai		Lawyer Outside Director of Meiji Yasuda Life Insurance Company Outside Auditor of Ube Industries, Ltd.

Audit & Supervisory Board Member	Takashi Iida		Lawyer Outside Corporate Auditor of Shimadzu Corporation Outside Director of Alps Electric Co., Ltd.

Notes:	1. The Members of the Board and Audit & Supervisory Board Members who retired in the fiscal year under review are listed in the following table.
	Name	Retirement Date	Reason for retirement	Position at time of retirement	Responsibilities at time of retirement
	Hiroshi Tsujigami	June 24, 2016	Expiration of term	Senior Vice President Member of the Board	Head of Corporate Strategy Planning
	Kiyoshi Kosaka	June 24, 2016	Resignation	Full-time Audit & Supervisory Board Member	—

2.   The Members of the Board and Audit & Supervisory Board Members who were newly elected and assumed office at the 31st Ordinary General Meeting of Shareholders convened on June 24, 2016 are listed in the following table.

Name	Position	Responsibilities
Eiichi Sakamoto	Senior Vice President Member of the Board	Head of Corporate Strategy Planning
Takao Maezawa	Full-time Audit & Supervisory Board Member
3. Changes in principal concurrent positions of Members of the Board and Audit & Supervisory Board Members in the fiscal year under review are as described in the following table.

Position	Name	Company Where Concurrent Position Held	Description of Concurrent Position	Remarks
Member of the Board	Satoshi Miura	THE HIROSHIMA BANK, LTD.	External Director	Appointed on June 28, 2016
	Jun Sawada	NTT Security Corporation	Representative Director and President, Chief Executive Officer	Appointed on June 23, 2016
	Tsunehisa Okuno	NTT Security Corporation	Director	Appointed on June 23, 2016
	Eiichi Sakamoto	Nippon Telegraph and Telephone East Corporation	Member of the Board	Appointed on June 24, 2016
	Katsuhiko Shirai	The Foundation for the Open University of Japan	Chairperson	Resigned on March 31, 2017
Audit & Supervisory Board Members	Michiko Tomonaga	Keikyu Corporation	Outside Corporate Auditor	Resigned on June 29, 2016
			Outside Director	Appointed on June 29, 2016
		Japan Exchange Group, Inc.	Outside Director	Resigned on June 21, 2016

4.   Mr. Katsuhiko Shirai and Mr. Sadayuki Sakakibara are outside Members of the Board as defined in Article 2, paragraph 15 of the Companies Act. Also, based on the listing rules of the Tokyo Stock Exchange, NTT has designated Mr. Katsuhiko Shirai and Mr. Sadayuki Sakakibara as outside independent Members of the Board and filed the information related thereto with the Tokyo Stock Exchange.

5.   Of the Audit & Supervisory Board Members, Ms. Michiko Tomonaga, Mr. Seiichi Ochiai and Mr. Takashi Iida are Outside Audit & Supervisory Board Members as defined in Article 2, paragraph 16 of the Companies Act. Also, based on the listing rules of the Tokyo Stock Exchange, NTT has designated Ms. Michiko Tomonaga, Mr. Seiichi Ochiai and Mr. Takashi Iida as outside independent Audit & Supervisory Board Members and filed the information related thereto with the Tokyo Stock Exchange.

6.   Audit & Supervisory Board Member Takao Maezawa has business experience in the accounting division of NTT and its related companies, and Audit & Supervisory Board Member Michiko Tomonaga is a certified public accountant. Both individuals have extensive knowledge of finance and accounting matters.

NTT has concluded agreements with outside Members of the Board and Audit & Supervisory Board Members to limit their personal liability as provided in Article 423(1) of the Companies Act and in accordance with Article 427(1) of that act. The limitation of liability is the lowest amount permitted by Article 425(1) of the Companies Act.

Policies

With regard to matters concerning the compensation of Members of the Board, in order to improve objectivity and transparency, NTT established the Appointment and Compensation Committee, comprised of four Members of the Board, including two outside independent Members of the Board. Compensation matters are decided by the Board of Directors after deliberation by this committee.

Compensation of Members of the Board (excluding outside Members of the Board) consists of a base salary and a bonus. The base salary is paid monthly on the basis of the scope of each Member of the Board’s roles and responsibilities. The bonus is paid taking into account NTT’s business results for the current term. Also, Members of the Board make monthly contributions of a certain defined amount or more from their base salary for the purchase of NTT shares through the Board Members Shareholding Association in order to reflect NTT’s medium- and long-term business results in compensation. Purchased shares are to be held by the Members of the Board throughout their terms of office.

In order to maintain a high level of independence, compensation of outside Members of the Board consists of a base salary only, and is not linked to NTT’s business results.

Compensation of Audit & Supervisory Board Members is determined by resolution of the Audit & Supervisory Board and consists of a base salary only, for the same reasons as those cited above with respect to outside Members of the Board.

Total Compensation of Members of the Board and Audit & Supervisory Board Members during the Fiscal Year Ended March 31, 2017

Position	Number of Persons	Total Compensation (Millions of yen)
Members of the Board	13	539
Audit & Supervisory Board Members	6	117
Total	19	656

Notes:	1.

Compensation amounts shown above include compensation paid to one Member of the Board and one Audit & Supervisory Board Member who retired on June 24, 2016, after the conclusion of the 31st Ordinary General Meeting of Shareholders.

	2.

Maximum limits on total annual compensation of Members of the Board and Audit & Supervisory Board Members were set at ¥750 million for Members of the Board and ¥200 million for Audit & Supervisory Board Members at the 21st Ordinary General Meeting of Shareholders held on June 28, 2006.

	3.	Total compensation of Members of the Board includes ¥98 million in bonuses for the fiscal year ended March 31, 2017.
	4.	In addition to the above, an aggregate of ¥13 million is to be paid to Members of the Board who are also employees as bonuses for their service as employees.

Principal Concurrent Positions of Outside Members of the Board and Audit & Supervisory Board Members

Position	Name	Company Where Concurrent Position Held	Description of Concurrent Position
Outside Members of the Board	Katsuhiko Shirai	The Foundation for the Open University of Japan Japan Display, Inc.	Chairperson Outside Director
	Sadayuki Sakakibara	Toray Industries, Inc. Hitachi, Ltd. The Japan Business Federation (Keidanren)	Chief Senior Advisor and Chief Senior Counselor Outside Director Chairman
Outside Audit & Supervisory Board Members	Michiko Tomonaga	Keikyu Corporation	Outside Director
	Seiichi Ochiai	Meiji Yasuda Life Insurance Company Ube Industries, Ltd.	Outside Director Outside Auditor
	Takashi Iida	Shimadzu Corporation Alps Electric Co., Ltd.	Outside Corporate Auditor Outside Director

Note:	There is no special relationship between NTT Group and the companies where outside Members of the Board and Audit & Supervisory Board Members hold concurrent positions.

Principal Activities of Outside Members of the Board and Audit & Supervisory Board Members

Attendance at Board of Directors Meetings and Audit & Supervisory Board Meetings

Position	Name	Board of Directors Meetings		Audit & Supervisory Board Meetings
		Number of Meetings Attended	Attendance Rate	Number of Meetings Attended	Attendance Rate
Outside Members of the Board	Katsuhiko Shirai	12/12	100%	–	–
	Sadayuki Sakakibara	12/12	100%	–	–
Outside Audit & Supervisory Board Members	Michiko Tomonaga	11/12	92%	22/22	100%
	Seiichi Ochiai	9/12	75%	18/22	82%
	Takashi Iida	12/12	100%	22/22	100%

Statements made at Board of Directors Meetings and Audit & Supervisory Board Meetings

Board Member Katsuhiko Shirai made comments mainly concerning the business strategies of Group companies, R&D, and global strategy from his perspective as an operational director of an educational institution with extensive experience.

Board Member Sadayuki Sakakibara made comments mainly concerning the business strategies of Group companies, business plans, and investment from his perspective as a corporate executive with extensive experience.

Audit & Supervisory Board Member Michiko Tomonaga made comments mainly concerning the accounting audit based on the professional perspective fostered through her extensive experience as a Certified Public Accountant.

Audit & Supervisory Board Member Seiichi Ochiai made comments mainly concerning corporate governance based on the professional perspective fostered through his extensive experience as a university professor and a lawyer.

Audit & Supervisory Board Member Takashi Iida made comments mainly concerning corporate governance based on the professional perspective fostered through his extensive experience as a lawyer.

Total Compensation of Outside Members of the Board and Audit & Supervisory Board Members during the Fiscal Year Ended March 31, 2017

	Number of Members of the Board and Audit & Supervisory Board Members	Total compensation (Millions of yen)
Total compensation of outside Members of the Board and Audit & Supervisory Board Members	5	71

Note:

Total amount of compensation for outside Members of the Board and outside Audit & Supervisory Board Members is included in “Total Compensation of Members of the Board and Audit & Supervisory Board Members during the Fiscal Year Ended March 31, 2017” on page 45.

(Reference) Glossary of Terms (Alphabetical order)

∎ +d

Collective name for the initiative being pursued by NTT DOCOMO to create new added value through collaboration with a wide range of external partners.

∎ AI

Artificial Intelligence

∎ B2B2X

A business that supports and promotes the customer-based businesses of other companies. “B” represents the company and “X” represents customers, such as individuals, corporations, employees and government agencies.

∎ Big Data

A constellation of data, including character data, images, graphs, audio, etc., which are part of SNS, word-of-mouth websites, and more, so vast in quantity and complex in structure that it becomes difficult to manage and process with traditional technology.

∎ BPO (Business Process

    Outsourcing)

The entrustment of part of a company’s business processes to an external specialist company.

∎ CISO

Chief Information Security Officer

∎ Cloud/Cloud services

Type of service whereby software and hardware can be used through a network. The service can be used on an on-demand basis without the need to purchase hardware, such as a server, or software.

∎ Comprehensive

    Commercialization System

Activities to promote the prompt business development of results developed in research facilities.

∎ Connected Cars

Vehicles which have ICT device functionality.

∎ Cross-selling

Marketing method in which NTT Group companies collaborate to meet their clients’ needs by combining their services to propose and sell.

∎ Digital Signage

Collective name for the system which uses electronic signage devices such as displays to distribute information in various locations including stores, public spaces, and public transportation.

∎ Drone

Small pilotless aircraft flown by remote control.

∎ Edge Computing

Technology that reduces distances from end users to servers and minimizes latency by distributing edge servers close to end users.

∎ FinTech

Term combining “Finance” and “Technology.” Fintech creates new financial services by integrating ICT and finance.

∎ FLET’S Hikari

“B FLET’S,” “FLET’S Hikari Next,”

“FLET’S Hikari Light,” “FLET’S Hikari Lightplus,” and “FLET’S Hikari WiFi Access” by NTT East and “B FLET’S,” “FLET’S Hikari Premium,” “FLET’S Hikari Mytown,” “FLET’S Hikari Next,” “FLET’S Hikari Light,” and “FLET’S Hikari WiFi Access” by NTT West.

∎ HEMS (Home Energy

    Management System)

Collective name for the system providing visualization and integrated management of energy including the amount of power used in the home.

∎ Hikari Collaboration Model

The wholesale provision of FLET’S Hikari and other services provided by NTT East and NTT West to various service providers.

∎ IoT (Internet of Things)

Equipping not only information and communications devices such as computers, but also all everyday objects with communication functions to connect to the internet and communicate among themselves for functions such as automated recognition, automated operation, and remote measurement.

∎ IT Outsourcing

The complete entrustment of operation and maintenance of systems to an external specialist contractor or similar organization.

∎ LGBT

Acronym for “lesbian, gay, bisexual, and transgender,” used as a general term for sexual minorities whose preferred partner is of the same sex or not only of a different sex, or who experience a mismatch between their assigned sex and gender identity.

∎ LTE (Long Term Evolution)

A communication method characterized by high speed, high capacity, efficient radio wave use and low-latency.

∎ Open Innovation

The creation of innovative products or business models by combining technologies and ideas from a wide range of sources, both inside and outside the company.

∎ Seamless

Without seams.

∎ Smart Stadiums

A new stadium scheme which allows fans to easily connect to Wi-Fi while also enjoying in-stadium content and services by using ICT and connecting them to local areas outside the stadium.

∎ Sports Tourism

New style of tourism providing experiences that combine viewing and attending sports events with tourism and exchange in the local region where the events are held.

∎ System Integration

Implementing the construction and operation of information communications systems in an integrated manner, tailored to clients’ operations.

∎ Upselling

Marketing method in which a product from a higher category is recommended to a customer considering the purchase of a certain product.

∎ Virtualization

Technology which allows multiple virtual computers to be created within one computer and separate core software to be installed and run on each.

Consolidated Financial Statements

Consolidated Balance Sheet (At March 31, 2017)	(Millions of yen	)

Item	Amount
ASSETS
Current assets
Cash and cash equivalents	925,213
Short-term investments	63,844
Notes and accounts receivable, trade	2,699,708
Allowance for doubtful accounts	(48,626)
Accounts receivable, other	505,145
Inventories	365,379
Prepaid expenses and other current assets	573,170
Deferred income taxes	228,590
Total current assets	5,312,423
Property, plant and equipment
Telecommunications equipment	11,046,115
Telecommunications service lines	16,064,732
Buildings and structures	6,147,869
Machinery, vessels and tools	2,032,389
Land	1,292,685
Construction in progress	421,819
Accumulated depreciation	(27,286,588)
Net property, plant and equipment	9,719,021
Investments and other assets
Investments in affiliated companies	484,596
Marketable securities and other investments	495,290
Goodwill	1,314,645
Software	1,209,485
Other intangible assets	453,918
Other assets	1,492,076
Deferred income taxes	768,871
Total investments and other assets	6,218,881

Total assets	21,250,325

Item	Amount
LIABILITIES AND EQUITY
Current liabilities
Short-term borrowings	227,207
Current portion of long-term debt	681,904
Accounts payable, trade	1,612,996
Current portion of obligations under capital leases	14,430
Accrued payroll	443,308
Accrued taxes on income	239,755
Accrued consumption tax	75,083
Advances received	324,342
Other	512,368
Total current liabilities	4,131,393
Long-term liabilities
Long-term debt (excluding current portion)	3,168,478
Obligations under capital leases (excluding current portion)	25,568
Liability for employees’ retirement benefits	1,599,381
Accrued liabilities for point programs	103,047
Deferred income taxes	166,751
Other	497,132
Total long-term liabilities	5,560,357
Redeemable noncontrolling interests	50,819
Equity
NTT shareholders’ equity
Common stock, no par value	937,950
Additional paid-in capital	2,862,035
Retained earnings	5,626,155
Accumulated other comprehensive income (loss)	1,562
Treasury stock, at cost	(375,223)
Total NTT shareholders’ equity	9,052,479
Noncontrolling interests	2,455,277
Total equity	11,507,756
Total liabilities and equity	21,250,325

Note: Amounts are rounded off to the nearest million yen.

Consolidated Statement of Income (from April 1, 2016 to March 31, 2017)	(Millions of yen)

Item	Amount	Total
Operating revenues
Fixed voice related services	1,233,885
Mobile voice related services	865,293
IP/packet communications services	3,808,972
Sale of telecommunications equipment	806,493
System integration	3,041,587
Other	1,634,786	11,391,016
Operating expenses
Cost of services (excluding items shown separately below)	2,487,588
Cost of equipment sold (excluding items shown separately below)	879,725
Cost of system integration (excluding items shown separately below)	2,161,007
Depreciation and amortization	1,462,235
Impairment losses
Goodwill	53,294
Other	20,558
Selling, general and administrative expenses	2,786,820	9,851,227
Operating income		1,539,789
Other income (expenses)
Interest and amortization of bond discounts and issue costs	(37,761)
Interest income	17,753
Other, net	7,988	(12,020)
Income before income taxes and equity in earnings (losses) of affiliated companies		1,527,769
Income tax expense (benefit)
Current	472,711
Deferred	(4,341)	468,370
Income before equity in earnings (losses) of affiliated companies		1,059,399
Equity in earnings (losses) of affiliated companies		(21)
Net income		1,059,378
Less—Net income attributable to noncontrolling interests		259,249
Net income attributable to NTT		800,129

Note: Amounts are rounded off to the nearest million yen.

Non-consolidated Financial Statements

Non-consolidated Balance Sheet (At March 31, 2017)	(Millions of yen	)

Item	Amount
ASSETS
Current assets
Cash and bank deposits	324
Accounts receivable, trade	1,222
Supplies	196
Advance payment	862
Deferred income taxes	907
Short-term loans receivable	254,949
Accounts receivable, other	120,527
Other	3,860
Total current assets	382,850
Fixed assets
Property, plant and equipment
Buildings	93,460
Structures	3,500
Machinery, equipment and vehicles	388
Tools, furniture and fixtures	17,191
Land	27,698
Lease assets	10
Construction in progress	1,246
Total property, plant and equipment	143,495
Intangible fixed assets
Software	13,365
Lease assets	0
Other	286
Total intangible fixed assets	13,652
Investments and other assets
Investment securities	12,381
Investments in subsidiaries and affiliated companies	5,069,679
Other securities of subsidiaries and affiliated companies	7,562
Contributions to affiliated companies	161
Long-term loans receivable to subsidiaries	1,032,958
Prepaid pension costs	2,016
Deferred income taxes	14,695
Other	1,607
Total investments and other assets	6,141,063
Total fixed assets	6,298,210

Total assets	6,681,061

Item	Amount
LIABILITIES
Current liabilities
Accounts payable, trade	470
Current portion of corporate bonds	199,712
Current portion of long-term borrowings	131,600
Short-term borrowings	86,002
Lease obligations	8
Accounts payable, other	22,088
Accrued expenses	6,152
Accrued taxes on income	43,008
Advances received	827
Deposits received	4,158
Deposits received from subsidiaries	83,776
Unearned revenues	0
Other	60
Total current liabilities	577,866
Long-term liabilities
Corporate bonds	486,728
Long-term borrowings	1,097,138
Long-term borrowings from subsidiaries	100,000
Lease obligations	7
Liability for employees’ retirement benefits	30,873
Asset retirement obligations	1,433
Other	3,502
Total long-term liabilities	1,719,683
Total liabilities	2,297,550
NET ASSETS
Shareholders’ equity
Common stock	937,950
Capital surplus
Additional paid-in capital	2,672,826
Other capital surplus	0
Total capital surplus	2,672,826
Earned surplus
Legal reserve	135,333
Other earned surplus
Accumulated earned surplus	1,013,489
Total earned surplus	1,148,822
Treasury stock	(375,222)
Total shareholders’ equity	4,384,376
Unrealized gains (losses), translation adjustments, and others
Net unrealized gains (losses) on securities	(865)
Total unrealized gains (losses), translation adjustments, and others	(865)
Total net assets	4,383,510
Total liabilities and net assets	6,681,061

Note: Amounts are rounded down to the nearest million yen.

Non-consolidated Statement of Income (from April 1, 2016 to March 31, 2017)	(Millions of yen	)

Item	Amount	Total
Operating revenues
Dividends received	343,634
Revenues from group management	21,050
Revenues from basic R&D	99,999
Other services	9,695	474,380
Operating expenses
Administration	22,133
Experiment and research	85,412
Depreciation and amortization	21,766
Retirement of fixed assets	1,421
Miscellaneous taxes	3,959	134,693
Operating income		339,686
Non-operating revenues
Interest income	12,329
Lease and rental income	10,446
Miscellaneous income	1,412	24,188
Non-operating expenses
Interest expenses	11,746
Corporate bond interest expenses	9,850
Lease and rental expenses	5,049
Miscellaneous expenses	2,328	28,974
Recurring profit		334,901
Special losses
Write-off of investments in subsidiaries and affiliated companies	48,310	48,310
Income before income taxes		286,590
Corporation, inhabitant, and enterprise taxes	(508)
Deferred tax expenses (benefits)	(1,018)	(1,527)
Net income		288,117
Note: Amounts are rounded down to the nearest million yen.

Auditor’s Reports

Auditor’s Report on Consolidated Financial Statements

INDEPENDENT AUDITOR’S REPORT (CONSOLIDATED)

May 10, 2017
To the Board of Directors
Nippon Telegraph and Telephone Corporation
KPMG AZSA LLC

Takuji Kanai (seal)
Designated Limited Liability Partner
Engagement Partner
Certified Public Accountant

Kensuke Sodekawa (seal)
Designated Limited Liability Partner
Engagement Partner
Certified Public Accountant

Masashi Oki (seal)
Designated Limited Liability Partner
Engagement Partner
Certified Public Accountant

We have audited the consolidated financial statements, comprising the consolidated balance sheet, the consolidated statement of income, the consolidated statement of changes in equity, and the notes to consolidated financial statements of Nippon Telegraph and Telephone Corporation (the “Company”) as at March 31, 2017 and for the fiscal year from April 1, 2016 to March 31, 2017 in accordance with Article 444(4) of the Companies Act.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with the second sentence of Article 120(1) of the Ordinance of Companies Accounting, as applied mutatis mutandis pursuant to Article 120-3(3) of the said Ordinance, that prescribes some omissions of disclosure items required under U.S. Generally Accepted Accounting Principles, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatements, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on the consolidated financial statements based on our audit as independent auditor. We conducted our audit in accordance with auditing standards generally accepted in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgement, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, while the objective of the financial statement audit is not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above, which were prepared in accordance with the second sentence of Article 120(1) of the Ordinance of Companies Accounting, as applied mutatis mutandis pursuant to Article 120-3(3) of the said Ordinance, that prescribes some omissions of disclosure items required under U.S. Generally Accepted Accounting Principles, present fairly, in all material respects, the financial position and the results of operations of the Company and its consolidated subsidiaries for the period, for which the consolidated financial statements were prepared.

Emphasis of Matter

As stated in “Notes to Change in Accounting Estimate” in the Notes to Consolidated Financial Statements, the Company and its domestic consolidated subsidiaries have changed the depreciation method of property, plant and equipment, and reviewed the residual values since April 1, 2016. These matters do not affect our opinion.

Other Matter

Our firm and engagement partners have no interest in the Company which should be disclosed pursuant to the provisions of the Certified Public Accountants Law of Japan.

Notes to the Reader of Independent Auditor’s Report:

The Independent Auditor’s Report herein is the English translation of the Independent Auditor’s Report as required by the Companies Act.

Auditor’s Report on Non-consolidated Financial Statement

INDEPENDENT AUDITOR’S REPORT (NON-CONSOLIDATED)

May 10, 2017
To the Board of Directors
Nippon Telegraph and Telephone Corporation
KPMG AZSA LLC

Takuji Kanai (seal)
Designated Limited Liability Partner
Engagement Partner
Certified Public Accountant

Kensuke Sodekawa (seal)
Designated Limited Liability Partner
Engagement Partner
Certified Public Accountant

Masashi Oki (seal)
Designated Limited Liability Partner
Engagement Partner
Certified Public Accountant

We have audited the non-consolidated financial statements, comprising the non-consolidated balance sheet, non-consolidated statement of income, non-consolidated statement of changes in shareholders’ equity and other net assets, the notes to non- consolidated financial statements and the supplementary schedules of Nippon Telegraph and Telephone Corporation (the “Company”) as at March 31, 2017 and for the 32nd fiscal year from April 1, 2016 to March 31, 2017 in accordance with Article 436(2)-(i) of the Companies Act.

Management’s Responsibility for the Financial Statements and Others

Management is responsible for the preparation and fair presentation of the financial statements and the supplementary schedules in accordance with Japanese Generally Accepted Accounting Principles, and for such internal control as management determines is necessary to enable the preparation of financial statements and supplementary schedules that are free from material misstatements, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on the financial statements and the supplementary schedules based on our audit as independent auditor. We conducted our audit in accordance with auditing standards generally accepted in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and the supplementary schedules are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements and the supplementary schedules. The procedures selected depend on our judgement, including the assessment of the risks of material misstatement of the financial statements and the supplementary schedules, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity’s preparation and fair presentation of the financial statements and the supplementary schedules in order to design audit procedures that are appropriate in the circumstances, while the objective of the financial statement audit is not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements and the supplementary schedules.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements and the supplementary schedules referred to above present fairly, in all material respects, the financial position and the results of operations of the Company for the period for which the financial statements and the supplementary schedules were prepared, in accordance with Japanese Generally Accepted Accounting Principles.

Other Matter

Our firm and engagement partners have no interest in the Company which should be disclosed pursuant to the provisions of the Certified Public Accountants Law of Japan.

Notes to the Reader of Independent Auditor’s Report:

The Independent Auditor’s Report herein is the English translation of the Independent Auditor’s Report as required by the Companies Act.

Audit & Supervisory Board’s Report

AUDIT & SUPERVISORY BOARD’S REPORT

Based on reports from each Audit & Supervisory Board Member, and following due discussion at meetings, the Audit & Supervisory Board has prepared this report regarding the execution of the duties of the Members of the Board in the 32nd fiscal year from April 1, 2016, to March 31, 2017. The Board reports as follows:

1.	Outline of Audit Methodology
(1)

The Audit & Supervisory Board established auditing policies and received reports from each Audit & Supervisory Board Member on the status of the implementation of audits and the results thereof, as well as reports regarding the status of execution of duties from the Members of the Board and other persons and the Independent Auditors, and requested explanations as necessary.

(2)

On the basis of the Audit & Supervisory Board Rules, and in accordance with its auditing policies, the Audit & Supervisory Board Members sought mutual understanding with Members of the Board, the internal auditing department and employees and other persons in their efforts to collect information and achieve an environment conducive to audits, and conducted the audits based on the methods described below.

I.

The Audit & Supervisory Board Members attended meetings of the Board of Directors and other important meetings, and received reports from Members of the Board, employees and other persons regarding performance of their duties, requested explanations as necessary, perused important statements regarding decisions and approvals made and investigated the status of operations and assets at the head office and R&D laboratories. Regarding the subsidiaries, the Audit & Supervisory Board sought to achieve a mutual understanding and exchange of information with Members of the Board and Audit & Supervisory Board Members and other persons of the subsidiaries, and where necessary received business reports from the subsidiaries.

II.

With respect to the particulars of Board of Directors resolutions relating to establishment of structures as set forth in Article 100 (1) and (3) of the Ordinance for Enforcement of the Companies Act, necessary to ensure that Board Members’ performance of their duties, as stated in the Business Report, is in conformity with laws and regulations and their company’s Articles of Incorporation and to otherwise ensure the appropriateness of the business of a corporate group consisting of a kabushiki kaisha and its subsidiaries, as well as the structures established pursuant to such resolutions (internal control systems), the Audit & Supervisory Board Members received reports regularly from Members of the Board and other employees regarding the status of the establishment and implementation of the systems, requested explanations as necessary, and expressed opinions thereon.

III.

The Audit & Supervisory Board Members audited and verified whether the Independent Auditor maintained its independence and carried out its audits appropriately, received reports from the Independent Auditor regarding the execution of its duties and, where necessary, requested explanations. Also, the Audit & Supervisory Board received notification from the Independent Auditors to the effect that the “structure to ensure that duties are executed appropriately” (the matters listed in Article 131 of the Ordinance of Companies Accounting) has been established in accordance with “Quality Control Standards for Auditing” (Business Accounting Council, October 28, 2005) and, where necessary, requested explanations.

Based on the above methodology, the Audit & Supervisory Board audited the Business Report and related supplementary schedules, the non-consolidated financial statements (non-consolidated balance sheet, non-consolidated statement of income, non-consolidated statement of changes in shareholders’ equity and other net assets, notes to non-consolidated financial statements) and related supplementary schedules, as well as the consolidated financial statements (consolidated balance sheet, consolidated statement of income, consolidated statement of changes in equity and notes to consolidated financial statements) related to the fiscal year under review.

2.	Audit Results
(1)	Results of the audit of the Business Report
I.	We find that the Business Report and its supplementary schedules accurately reflect the conditions of the company in accordance with applicable laws and the Articles of Incorporation.
II.	No inappropriate conduct concerning the execution of duties by Members of the Board or material facts in violation of law or the Articles of Incorporation were found.
III.

We find that the particulars of Board of Directors’ resolutions concerning the internal control systems are appropriate. Further, no matters worthy of note were found with respect to the content of the Business Report and Board Members’ execution of duties in regards to the internal control systems.

(2)	Results of the audit of the non-consolidated financial statements and supplementary schedules
We find that the methodology and results of the audit by the Independent Auditor, KPMG AZSA LLC, are appropriate.

(3)	Results of the audit of the consolidated financial statements
We find that the methodology and results of the audits conducted by the Independent Auditor, KPMG AZSA LLC, are appropriate.

May 12, 2017

Nippon Telegraph and Telephone Corporation

Audit & Supervisory Board

Full-time Audit & Supervisory Board Member	Akiko Ide (seal)
Full-time Audit & Supervisory Board Member	Takao Maezawa (seal)
Audit & Supervisory Board Member	Michiko Tomonaga (seal)
Audit & Supervisory Board Member	Seiichi Ochiai (seal)
Audit & Supervisory Board Member	Takashi Iida (seal)

Note:

Audit & Supervisory Board Members Michiko Tomonaga, Seiichi Ochiai and Takashi Iida are outside Audit & Supervisory Board Members as prescribed in Article 2(xvi), and Article 335(3) of the Companies Act.

END

The Location of the 32nd Ordinary General Meeting of Shareholders

[Transportation] A 8-minute walk from Shinagawa Station (JR and Keikyu Lines)
B 6-minute walk from Takanawadai Station (Toei Subway Asakusa Line)

Toei Subway Asakusa Line
Takanawadai Station
Sakurada-dori Ave. (Route 1)
Takanawadai Post Office
MINISTOP
Tokyo Takanawa Hospital
Takanawa Catholic Church
Parking Lot
Lobby
International Convention Center PAMIR
Grand Prince Hotel New Takanawa
Zakuro zaka Slope
Shinagawa Tax Office
Grand Prince Hotel Takanawa
AQUA PARK
The Prince Sakura Tower Tokyo
Annex Tower
SHINAGAWA GOOS
Prince Hotel Shinagawa
Wing Takanawa WEST
Sakura zaka Slope
Pedestrian Bridge
Wing Takanawa EAST
Takanawa Exit
Dai-ichi Keihin (Route 15)
For Yokohama
SEVEN ELEVEN
Shinagawa Ekimae Post Office
For Shimbashi
JR/Keikyu Shinagawa Station
For Tokyo
Leaving Exit A1, proceed to the right.
The road becomes narrow, so please be careful walking.
Proceed straight along Zakuro zaka Slope to the right of Wing Takanawa WEST.
Wing Takanawa WEST
Zakuro zaka Slope
Dai-ichi Keihin (Route 15)
Pedestrian Bridge
Pedestrian Crossing
Wing Takanawa EAST
Keikyu Shinagawa Station
JR Shinagawa Station

To shareholders who will attend the meeting	● We have souvenirs for all shareholders attending the Ordinary General Meeting. Please note that these are limited to one per shareholder attending the meeting. ● Please note that the reception is expected to be heavily crowded. ● As traffic will be heavy in this area on the day of the meeting, it is recommended you do not come by car. ● You are requested to leave hand baggage in the cloakroom. We appreciate your cooperation.

Code No.: 9432

To Shareholders:

INTERNET DISCLOSURE INFORMATION IN CONNECTION WITH

THE NOTICE OF CONVOCATION OF THE 32ND ORDINARY GENERAL MEETING OF SHAREHOLDERS

Table of Contents
Business Report
Outline of the Business of NTT Group
Main Businesses of NTT Group	1
Main Locations, etc. of NTT Group	2
NTT Group Employment	2
Changes in Consolidated Assets and Consolidated Income of NTT Group	3
Changes in Non-consolidated Assets and Non-consolidated Income of NTT	3
Matters Regarding Independent Auditors	4
Content of Resolutions Concerning the Systems to Ensure the Propriety of NTT’s Business	5
Outline of Operations of the Systems to Ensure Propriety of NTT’s Business	8
Consolidated Financial Statements
Consolidated Statement of Changes in Equity	11
Notes to Consolidated Financial Statements	12
Non-consolidated Financial Statements
Non-consolidated Statement of Changes in Shareholders’ Equity and Other Net Assets	18
Notes to Non-consolidated Financial Statements	19
Other
(Reference) Outline of the financial statements for Nippon Telegraph and Telephone East Corporation, Nippon Telegraph and Telephone West Corporation and NTT Communications Corporation	24

Pursuant to applicable laws and regulations, and Article 16 of NTT’s  Articles of Incorporation, the above matters are deemed to be provided to the shareholders by posting them on NTT’s website.

June 1, 2017

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

Business Report

Outline of the Business of NTT Group

Main Businesses of NTT Group

Category	Main businesses
Regional Communications Business	Domestic intra-prefectural communication services and related ancillary services
Long Distance and International Communications Business	Domestic inter-prefectural communication services, international communication services, solutions services, and related services
Mobile Communications Business	Mobile telephone services and related services
Data Communications Business	System integration services, network system services and other services
Other Business	Real estate business, finance business, construction and power business, system development business, and other businesses

Main Locations, etc. of NTT Group

∎ NTT

<Head Office>

 Chiyoda-ku, Tokyo

<Laboratories>

¡	Laboratory Groups

•	Service Innovation Laboratory Group (Kanagawa)

•	Information Network Laboratory Group (Tokyo)

•	Science & Core Technology Laboratory Group (Kanagawa)

¡	Total number of laboratories*:12

* “Laboratory” means a section of Laboratory Groups.

∎ Subsidiaries

Category	Name of Main Company	Main Location
Regional Communications Business	Nippon Telegraph and Telephone East Corporation	Shinjuku-ku, Tokyo
	Nippon Telegraph and Telephone West Corporation	Chuo-ku, Osaka-shi, Osaka
Long Distance and International Communications Business	NTT Communications Corporation	Chiyoda-ku, Tokyo
	Dimension Data Holdings plc	United Kingdom
	NTT Security Corporation	Chiyoda-ku, Tokyo
Mobile Communications Business	NTT DOCOMO, INC.	Chiyoda-ku, Tokyo
Data Communications Business	NTT DATA CORPORATION	Koto-ku, Tokyo
Other Business	NTT URBAN DEVELOPMENT CORPORATION	Chiyoda-ku, Tokyo
	NTT FINANCE CORPORATION	Minato-ku, Tokyo
	NTT FACILITIES, INC.	Minato-ku, Tokyo
	NTT COMWARE CORPORATION	Minato-ku, Tokyo

NTT Group Employment

Number of employees in NTT Group (as of March 31, 2017): 274,844 (an increase of 33,396 from the previous fiscal year)

Category	Number of Employees

Regional Communications Business	68,243

Long Distance and International Communications Business	43,842

Mobile Communications Business	26,734

Data Communications Business	111,657

Other Business	24,368

 Changes in Consolidated Assets and Consolidated Income of NTT Group

Category	Fiscal year ended March 31, 2014	Fiscal year ended March 31, 2015	Fiscal year ended March 31, 2016	Fiscal year ended March 31, 2017
Operating revenues (billions of yen)	10,925.2	11,095.3	11,541.0	11,391.0

Operating income (billions of yen)	1,213.7	1,084.6	1,348.1	1,539.8

Income before income taxes (billions of yen)	1,294.2	1,066.6	1,329.3	1,527.8

Net income (billions of yen)	585.5	518.1	737.7	800.1

Net income per share (yen)	254.61	236.85	350.34	390.94

Total assets (billions of yen)	20,284.9	20,702.4	21,035.9	21,250.3

Shareholders’ equity (billions of yen)	8,511.4	8,681.9	8,833.8	9,052.5

Shareholders’ equity per share (yen)	3,833.78	4,100.63	4,214.32	4,491.73

Notes:	1.	The consolidated financial statements of NTT Group are prepared in accordance with U.S. Generally Accepted Accounting Principles.
	2.	Net income reflects net income attributable to NTT (excluding the portion attributable to noncontrolling interests).
	3.	Net income per share reflects net income per share attributable to NTT (excluding the portion attributable to noncontrolling interests).
4.

Net income per share is calculated based on the average number of shares outstanding, excluding treasury stock, during the fiscal year. Shareholders’ equity per share is calculated based on the number of shares outstanding, excluding treasury stock, at the end of the fiscal year.

	5.	NTT implemented a 2-for-1 stock split of its common stock, with an effective date of July 1, 2015. Net income per share and shareholders’ equity per share have been adjusted to reflect the impact of this stock split.

 Changes in Non-consolidated Assets and Non-consolidated Income of NTT

Category	Fiscal year ended March 31, 2014	Fiscal year ended March 31, 2015	Fiscal year ended March 31, 2016	Fiscal year ended March 31, 2017
Operating revenues (billions of yen)	430.8	411.8	521.7	474.3

Operating income (billions of yen)	283.5	273.9	384.0	339.6

Recurring profit (billions of yen)	277.3	272.3	381.4	334.9

Net income (billions of yen)	279.2	556.5	666.6	288.1

Net income per share (yen)	121.43	254.45	316.59	140.77

Total assets (billions of yen)	7,302.0	7,027.3	7,052.0	6,681.0

Net assets (billions of yen)	4,329.0	4,345.4	4,717.9	4,383.5

Net assets per share (yen)	1,949.92	2,052.46	2,250.77	2,175.04

Notes:	1.	The non-consolidated financial statements of NTT are prepared in accordance with Japanese Generally Accepted Accounting Principles.
	2.

Net income per share is calculated based on the average number of shares outstanding, excluding treasury stock, during the fiscal year. Net assets per share is calculated based on the number of shares outstanding, excluding treasury stock, at the end of the fiscal year.

	3.	NTT implemented a 2-for-1 stock split of its common stock, with an effective date of July 1, 2015. Net income per share and net assets per share have been adjusted to reflect the impact of this stock split.

Matters Regarding Independent Auditors

🌑	Name of Independent Auditor

KPMG AZSA LLC

🌑	Compensation to Independent Auditor during the Fiscal Year Ended March 31, 2017

Independent Auditor	Amount
KPMG AZSA LLC	¥289 million

Notes:

1.	The audit engagement agreements between NTT and the independent auditor do not distinguish between compensation for audits performed pursuant to the Companies Act and compensation for audits performed pursuant to the Financial Instruments and Exchange Act, and since it is not practically possible to make such a distinction, the above amount represents the total figure for both audits.

2.	The Audit & Supervisory Board consented to the compensation of the independent auditor pursuant to Article 399, paragraph 1 of the Companies Act after confirming and examining the details of the audit plan, the status of performing duties of financial audits, the basis for the calculation of the estimate of compensation of the independent auditor and other factors.

🌑	Total Monetary and Other Financial Benefits Payable by NTT and its Subsidiaries

Independent Auditor	Amount
KPMG AZSA LLC	¥3,372 million

Notes:

1.	The non-audit services for which NTT pays compensation to KPMG AZSA LLC are the provision of guidance and advice and other services in relation to International Financial Reporting Standards (IFRS).

2.	Of NTT’s material subsidiaries, those overseas were audited by firms other than KPMG AZSA LLC.

🌑	Policies Concerning Decisions to Discharge or Not Reappoint Independent Auditor

In the event that the circumstances set forth in any item of Article 340(1) of the Companies Act apply to the independent auditor, the independent auditor may be discharged by a unanimous resolution of the Audit & Supervisory Board.

In addition, if the Board of Directors determines that it would be difficult for the independent auditor to perform proper audits, the Audit & Supervisory Board may propose a resolution to the Ordinary General Meeting of Shareholders that the independent auditor be discharged or that the independent auditor not be reappointed.

Content of Resolutions Concerning the Systems to Ensure the Propriety of NTT’s Business

The Board of Directors made the resolution with respect to the “Basic Policy Concerning the Development of the Internal Control Systems for NTT Group.” The contents of the resolution are set out below.

Basic Policies Concerning the Maintenance of Internal Control Systems

I.	Basic Concepts for the Development of Internal Control Systems

1.	NTT shall develop a system of internal controls through taking measures for the prevention and minimization of losses, with the objectives of ensuring compliance with legal requirements, managing risks, and achieving appropriate and efficient business operations.

2.	NTT shall establish the Internal Control Office which oversees the establishment of internal control rules and frameworks. The Internal Control Office shall evaluate the effectiveness of the internal control systems based on internal audits regarding high risk matters affecting the entire NTT Group, and shall make sure that necessary corrective measures and improvements are implemented.

3.	NTT shall also take appropriate measures to ensure the reliability of its internal control systems for financial reporting based on the U.S. Public Company Accounting Reform and Investor Protection Act of 2002 (“Sarbanes-Oxley Act”) and the Financial Instruments and Exchange Act.

4.	As a chief executive officer, the president shall be responsible for ensuring the development and operation of the internal control systems.

II.	Development of the Internal Control Systems

1.	Systems to ensure that the performance of duties by Members of the Board and employees conform with laws and regulations and NTT’s Articles of Incorporation

NTT shall implement the following measures with the objective of ensuring that its business is conducted in compliance with laws and regulations and in accordance with high ethical standards:

(1)	NTT shall establish the Employment Rules which require employees to adhere faithfully to applicable laws, regulations and official notices, and to devote all their efforts to the performance of their duties so that business activities are appropriately and effectively carried out.

(2)	NTT shall adopt the NTT Group Corporate Ethics Charter setting forth specific conduct guidelines concerning corporate ethics for all NTT Group officers and employees.

(3)	NTT shall establish the Corporate Ethics Committee, chaired by the Senior Executive Vice President in charge, to clarify the structure of responsibilities for corporate ethics. It addresses promotion of corporate ethics, improvement of compliance awareness, maintenance of corporate discipline, and investigates whistleblowers’ allegation.

(4)	NTT shall establish an internal Corporate Ethics Helpline and an external Corporate Ethics Helpline handled by an independent law firm in order to foster a more open group-wide corporate culture. Whistleblower reports may be made on an anonymous or identified basis. NTT shall ensure that whistleblowers do not suffer disadvantage as a result of using these helplines.

(5)	Corporate ethics training shall be conducted as part of continuous educational activities for officers and employees. In addition, surveys on awareness of corporate ethics shall be conducted to check the effectiveness of these activities.

2.	Rules and other systems concerning business risk management

NTT shall take the following measures to appropriately manage business risks:

(1)	NTT shall establish the Risk Management Rules to prescribe fundamental rules concerning risk management and to promote effective and efficient business operations.

(2)	NTT shall establish the Business Risk Management Committee, chaired by the Senior Executive Vice President in charge, to clarify responsibilities concerning management of business risks and to perform crisis management in response to new business risks affecting corporate operations.

(3)	In order to address group-wide coordination of risk management, NTT shall also formulate the Business Risk Management Manual to focus on preventing and preparing for risks, and positioning NTT Group to respond appropriately and rapidly as risks materialize.

3.	Systems for ensuring that Members of the Board efficiently perform their duties

NTT shall take the following measures to ensure that its business activities are managed efficiently through allocating responsibilities appropriately among Members of the Board and maintaining an appropriate oversight structure to monitor such matters:

(1)	NTT shall adopt the Organization Rules governing the functions and operations of internal organizational groups, and the Authority Matrix setting forth the allocation of responsibilities among the various organizational groups.

(2)	NTT shall adopt the Rules for the Board of Directors governing the function and responsibilities of the Board of Directors. In principle, the Board of Directors shall hold meetings once each month, and be responsible for decisions on important managerial matters on the basis of applicable laws and regulations, business judgment principles, and other considerations including the duty of care. Members of the Board shall report regularly to the Board of Directors the status of implementation of their duties.

(3)	The Board of Directors shall include outside directors with independent perspectives to reinforce the oversight function for ensuring the impartial performance of duties.

(4)	As a holding company that oversees and coordinates NTT Group, NTT shall establish the Executive Officers Meeting and subcommittees for the purpose of considering and deciding important managerial matters of NTT and NTT Group, with the objective of promoting efficient and effective group management.

NTT Group shall also establish a reporting structure for matters regarding business operations of group companies.

4.	Systems for retaining and managing information related to the performance of duties of Members of the Board

NTT shall adopt the following measures to facilitate appropriate and efficient conduct of business activities through appropriate management of information on the performance of duties by Members of the Board:

(1)	NTT shall adopt the Document Management Rules and the Rules for Information Security Management to manage documents (including related materials and information recorded on electronic media; referred to as “Documents”) and other information properly.

(2)	Documents shall be retained for the periods required by law and/or as necessary for business operations.

5.	Systems for ensuring the propriety of the business activities of NTT Group

NTT shall ensure that transactions among NTT group companies are conducted appropriately and in compliance with laws and regulations, and that all group companies adopt following measures to conduct their business operations appropriately and to contribute to the growth and development of NTT Group:

(1)	Establishing a crisis communication system to notify the parent company,

(2)	Conducting employee education and training to prevent fraud or misconduct,

(3)	Establishing systems for information security and protection of personal information,

(4)	Reporting regularly to the parent company on their financial condition, and

(5)	Accepting audits by the parent company’s internal audit division.

6.	Employees who assist Audit & Supervisory Board Members in the performance of their duties and the independence of those employees from Members of the Board

NTT shall adopt the following measures with respect to employees who assist Audit & Supervisory Board Members in the performance of their duties to ensure the effective performance of audits by Audit & Supervisory Board Members:

(1)	Office of Audit & Supervisory Board Members shall be established as an integral part of NTT’s corporate organization under the Companies Act. Office of Audit & Supervisory Board Members shall be staffed with dedicated personnel who work full time in assisting Audit & Supervisory Board Members in the performance of their duties.

(2)	Personnel assigned to Office of Audit & Supervisory Board Members perform their responsibilities at the instruction and direction of Audit & Supervisory Board Members.

(3)	Decisions on transfer of personnel assigned to Office of Audit & Supervisory Board Members, evaluations of such personnel shall be made with due regard for the opinion of the Audit & Supervisory Board.

7.	Systems for reporting to Audit & Supervisory Board Members by Members of the Board and employees and systems for ensuring effective implementation of audits by Audit & Supervisory Board Members

To ensure that audits by Audit & Supervisory Board Members are carried out effectively, NTT shall adopt the following measures concerning reporting to Audit & Supervisory Board Members by Members of the Board and employees with regard to important matters relating to the performance of their duties:

(1)	Members of the Board and other personnel report the following matters concerning the performance of their duties:

(a)	Matters resolved at Executive Officers Meeting;

(b)	Matters that cause or may cause substantial damage to NTT;

(c)	Monthly financial reports;

(d)	Results of internal audits;

(e)	Matters that pose a risk of violation of laws and regulations or the Articles of Incorporation;

(f)	Whistleblowing;

(g)	Material matters reported by group companies; and

(h)	Other material compliance matters.

(2)	Representative Members of the Board, accounting auditors, and the Internal Control Office shall report to and exchange ideas and opinions with Audit & Supervisory Board Members periodically or as needed upon request from Audit & Supervisory Board Members.

(3)	Audit & Supervisory Board Members have the right to attend meetings of the Board of Directors and other important meetings.

(4)	Audit & Supervisory Board Members may contract independently with and seek advice from external experts with respect to the performance of audit operations.

(5)	Audit & Supervisory Board Members may request prepayment or reimbursement of expenses incurred in the execution of their duties. NTT shall provide prepayment or reimbursement upon such requests.

Outline of Operations of the Systems to Ensure Propriety of NTT’s Business

The following section provides an outline of operations of the systems to ensure propriety of NTT’s business on the basis of the Basic Policy for the Development of the Internal Control Systems for NTT Group.

1.	Systems to ensure that the performance of duties by Members of the Board and employees conforms with laws and regulations and NTT’s Articles of Incorporation

NTT strives to maintain and heighten awareness regarding corporate ethics and compliance with the objective of ensuring that its business is conducted in compliance with laws and regulations and in accordance with high ethical standards.

With respect to corporate ethics, the NTT Group Corporate Ethics Charter and the Employment Rules are disseminated via NTT’s intranet. Also, the Corporate Ethics Committee held two meetings during the fiscal year under review, and was tasked with investigating matters reported to the Corporate Ethics Helplines for whistleblowing, and then reporting such matters to the Board of Directors, along with the status of actions taken to address such matters. During the fiscal year under review, NTT Group’s external Corporate Ethics Helpline received 247 reports. NTT stipulates and appropriately implements regulations on Corporate Ethics Helpline operating procedures to ensure that whistleblowers will not suffer disadvantage as a result of using these helplines.

NTT aims to maintain and heighten compliance awareness through its efforts geared to improving the level of understanding of such issues among officers and employees. To that end, NTT offers training sessions on corporate ethics to its officers and employees, and also provides them with detailed explanations on case studies involving corporate ethics issues through NTT’s intranet. NTT also conducts surveys of employee attitudes regarding corporate ethics, which it draws on in its efforts to further instill increasingly widespread awareness of corporate ethics.

2.	Rules and other systems concerning business risk management

With respect to business risk management, NTT has established Risk Management Rules stipulating fundamental policies on risk management with the aims of, among other things, anticipating and preventing materialization of potential risks, and also minimizing losses if any risk materializes. Chaired by a Senior Executive Vice President, the Business Risk Management Committee spearheads efforts to develop and operate a PDCA cycle for managing risk. During the fiscal year under review, the committee held one meeting during which discussions involved identifying risks that could potentially have a company-wide impact, policies for managing such risks, and other such matters.

NTT has also formulated the NTT Group Business Risk Management Manual, and distributed it to each group company, in order to facilitate group-wide risk management initiatives. On the basis of the manual, which stipulates matters that include proactive measures for potential risks, collaborative group-wide approaches and policies for addressing risks that materialize, and pathways for communicating information, systems have been developed and implemented that enable swift action to be taken.

3.	Systems for ensuring that Members of the Board efficiently perform their duties

NTT executes operations on the basis of the Organization Rules governing the functions and operations of internal organizational groups, and under the supervision of the Board of Directors, makes decisions on the basis of the Authority Matrix setting forth the allocation of responsibilities among the various organizational groups.

The Board of Directors makes decisions on matters stipulated in the Rules for the Board of Directors, including those required by laws and regulations, as well as those involving other important matters related to both corporate and Group management. Moreover, the Board of Directors supervises Members of the Board in performing their duties through such means as receiving periodic status reports from the Members of the Board with respect to performance of their duties. The Board of Directors, which comprises 12 members including two outside independent Members of the Board, met 12 times during the fiscal year under review.

Important NTT decisions are deliberated and decided in principle at the Executive Officers Meeting, which is made up of the president, senior executive vice presidents, full-time directors, and the heads of the staff organization, and was held 32 times during the fiscal year under review. Under the Executive Officers Meeting, NTT has also established subcommittees that deliberate on issues pertaining to both corporate management strategy and Group management strategy, and are held as necessary. The major subcommittees and the number of times that meetings of the respective subcommittees were held during the fiscal year under review are as follows.

•	Technology Strategy Committee (R&D vision, technology development strategy, R&D alliance strategy): 1

•	Investment Strategy Committee (Investment strategy related to large investment projects, etc.): 12

•	Finance Strategy Committee (Basic strategies related to finance, policies for addressing financial issues): 6

NTT obtains necessary information regarding business operations of group companies including business planning and financial reporting of these companies. To that end, NTT has established systems for obtaining reports from each group company, and otherwise gets such information by gaining access to business reports, temporarily dispatching officers from NTT, and through other such means geared to the size and characteristics of its each group company.

4.	Systems for retaining and managing information related to the performance of duties of Members of the Board

NTT has established the Document Management Rules and the Rules for Information Security Management with respect to its management of information, including information related to the performance of duties by Members of the Board. Those rules are disseminated via NTT’s intranet. NTT retains documents (including those recorded on electronic media) for periods determined according to document type, as required by laws and regulations, and as necessary for business operations. NTT appropriately organizes and retains documents through initiatives that include assigning information managers to each division and adopting systems that make it possible to manage documents (computer files) in accordance with the regulations.

5.	Systems for ensuring propriety of the business activities of NTT Group

In the event of a crisis that could affect the overall group, NTT has established, and appropriately implements a system for communicating with the parent company, stipulated in the Business Risk Management Manual. With the aim of maintaining and heightening compliance awareness across the entire NTT Group, NTT provides guidance to group companies on offering corporate ethics training sessions, and monitors progress of those training sessions.

In terms of ensuring information security across the entire NTT Group, NTT has established the NTT Group Information Security Policy and disseminated via NTT’s corporate website. Further, NTT has established the Group CISO Committee, whose membership consists of Chief Information Security Officers (CISOs) of each group company, as a forum for deliberating on issues pertaining to information security. The committee met four times during the fiscal year under review.

Group companies appropriately report their financial status, including their quarterly and monthly results, to the parent company. Those results are reported as the monthly monitoring status to NTT’s Executive Officers Meeting and its Board of Directors.

Moreover, NTT’s Internal Control Office, which is responsible for internal audit activities, and the internal audit divisions of major group companies uniformly conducted audits of group companies and their respective affiliates, with such audits designed to reflect material risks common throughout NTT Group as well as those risks inherent to the respective companies.

6.	Employees who assist Audit & Supervisory Board Members in the performance of their duties and the independence of those employees from Members of the Board

NTT has established Office of Audit & Supervisory Board Members to act as a system for supporting audits performed by Audit & Supervisory Board Members. The office comprises four dedicated personnel who appropriately perform their responsibilities at the instruction and direction of Audit & Supervisory Board Members. Personnel matters of these staff members, such as transfers and evaluations, are coordinated with the Audit & Supervisory Board.

7.	Systems for reporting to Audit & Supervisory Board Members by Members of the Board and employees and systems for ensuring effective implementation of audits by Audit & Supervisory Board Members

Audit & Supervisory Board Members attend meetings of the Board of Directors and other important meetings. During the fiscal year under review, Audit & Supervisory Board Members Preliminary Deliberation Meeting was held 36 times. Audit & Supervisory Board Members also hold periodic meetings for exchanges of ideas and opinions with Representative Members of the Board, and otherwise engage in discussions with Members of the Board on various topics. Through such forums, they gain access to status reports on matters such as performance of duties as indicated by NTT’s Basic Policy, and also provide suggestions when necessary.

Audit & Supervisory Board Members also engage in initiatives that include: exchanging ideas and opinions with the accounting auditors and internal audit divisions; gaining access to reports containing explanations of audit plans, the status of internal control systems and other such content; and providing suggestions when necessary.

Audit & Supervisory Board Members have contracted independently with attorneys and other external experts in order to seek advice with respect to the performance of audit operations, and NTT appropriately covers required costs incurred in that regard, along with other costs necessary for performing audits.

Consolidated Financial Statements

Consolidated Statement of Changes in Equity

(from April 1, 2016 to March 31, 2017)

(Millions of yen)
	NTT shareholders’ equity
	Common stock	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income (loss)	Treasury stock, at cost	Total NTT shareholders’ equity	Noncontrolling interests	Total equity
At beginning of year	937,950	2,879,560	5,074,234	(57,055)	(883)	8,833,806	2,406,276	11,240,082
Adjustments due to change in fiscal year end of consolidated subsidiaries			(214)	(1,454)		(1,668)	(1,408)	(3,076)
At beginning of year (as adjusted)	937,950	2,879,560	5,074,020	(58,509)	(883)	8,832,138	2,404,868	11,237,006
Net income			800,129			800,129	257,593	1,057,722
Other comprehensive income (loss)				60,071		60,071	20,389	80,460
Cash dividends			(247,994)			(247,994)	(113,167)	(361,161)
Changes in NTT’s ownership interest in subsidiaries		(18,700)				(18,700)	(114,406)	(133,106)
Stock compensation transaction		1,175				1,175		1,175
Acquisition of treasury stock					(374,348)	(374,348)		(374,348)
Resale of treasury stock					8	8		8
At end of year	937,950	2,862,035	5,626,155	1,562	(375,223)	9,052,479	2,455,277	11,507,756

Note: Amounts are rounded off to the nearest million yen.

Notes to Consolidated Financial Statements

Matters Pertaining to the Preparation of Consolidated Financial Statements

Significant Accounting Policies

1.	Standards for preparation of consolidated financial statements

Pursuant to the stipulations of Article 120-3(1) of the Ordinance of Companies Accounting, NTT’s consolidated financial statements are prepared in accordance with U.S. Generally Accepted Accounting Principles. However, certain statements and notes required by U.S. Generally Accepted Accounting Principles are omitted in accordance with the second sentence of Article 120(1) of the said Ordinance, as applied mutatis mutandis pursuant to Article 120-3(3) of the said Ordinance.

2.	Valuation standard and method for marketable securities

NTT Group applies Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 320 “Investments - Debt and Equity Securities.”

(1)	Securities held to maturity

Amortized cost method

(2)	Available-for-sale securities

Stated at fair value based on market price as of the balance sheet date with valuation differences directly reported as a separate component of shareholders’ equity. The cost of securities sold is determined by the moving average method.

3.	Valuation standard and method for inventories

Inventories consist of telecommunications equipment to be sold, projects in progress, materials and supplies, which are stated at the lower of cost or market price. The cost of telecommunications equipment to be sold and materials are determined on a first-in first-out basis. The cost of projects in progress is mainly attributable to the cost of software production under contracts with customers or the construction costs of real estate held for resale, including the costs of labor and subcontractors. The cost of supplies is determined by the weighted-average method or by the specific identification method.

4.	Depreciation and amortization of fixed assets

(1)	Property, plant and equipment

Straight-line method

(2)	Goodwill, Software and Other intangible assets

Straight-line method, except that, in accordance with ASC 350 “Intangibles - Goodwill and Other,” goodwill and intangible assets whose useful lives cannot be determined are not amortized, but are tested for impairment at least once a year.

5.	Accounting standard for allowances

(1)	Allowance for doubtful accounts

To cover expected losses from bad debts, estimated uncollectible amounts are accrued for general claims on the basis of historical bad-debt ratios, and for specific claims, including doubtful accounts, on the basis of their recoverability.

(2)	Accrued liabilities for point programs

NTT Group offers “points” to customers based on the usage of mobile and other services, which can be exchanged for benefits, including discounts on merchandise, and records “Accrued liabilities for point programs” relating to such points that customers earn.

6.	Accounting standards for liability for employees’ retirement benefits

In accordance with ASC 715 “Compensation – Retirement Benefits,” benefit obligations and plan assets are estimated and accrued at fair value as of year-end to provide for employees’ retirement benefits.

If the actuarial net gain or loss exceeds 10% of the greater of the benefit obligations or the fair value of plan assets, it is amortized from the following fiscal year on a straight-line basis over the average remaining service periods at the time of recognition.

Prior service cost is amortized from the time of recognition on a straight-line basis over the average remaining service periods at the time of recognition.

7.	Accounting for consumption taxes

Consumption taxes are accounted for separately by excluding them from each transaction amount.

Scope of Consolidated Subsidiaries and Equity Method Investments

Scope of consolidated subsidiaries and equity method investments

As of March 31, 2017, NTT Group comprised 944 consolidated subsidiaries and 118 equity method affiliates.

Notes on Change of Accounting Policies

Change of the fiscal year end of subsidiaries

As of April 1, 2016, certain of the Company’s consolidated subsidiaries changed their fiscal year ends from December 31 to March 31, thereby eliminating a three-month discrepancy between their fiscal year ends and the Company’s fiscal year end in the consolidated financial statements. In line with this change of the fiscal year end, retained earnings, accumulated other comprehensive income (loss) and noncontrolling interests at the beginning of the fiscal year ended March 31, 2017 were adjusted by ¥(214) million, ¥(1,454) million, ¥(1,408) million, respectively.

Notes regarding Reclassifications

Beginning April 1, 2016, other intangible asset impairments previously classified under “Goodwill and other intangible asset impairments” have been reclassified into “Impairment losses — Other,” and goodwill impairments previously classified under “Goodwill and other intangible asset impairments” have been reclassified into “Impairment losses — Goodwill.” In accordance with this reclassification, impairment losses of property, plant and equipment and software previously classified under “Impairment losses” have been reclassified into “Impairment losses — Other.”

Notes to Change in Accounting Estimate

NTT and its domestic consolidated subsidiaries, as a general rule, traditionally used the declining-balance method for calculating depreciation of property, plant, and equipment. Effective April 1, 2016, NTT Group, as a general rule, adopted the straight-line method of depreciation.

As NTT Group plans to complete the expansion of its service areas for fiber-optic services and LTE services in the network business, it has been shifting the focus of its capital investments to improving the efficiency in using facilities while maintaining the current functionality. With respect to network services, NTT has started providing the “Hikari Collaboration Model,” the wholesale provision of fiber-optic access services, which can be used by customers of both fixed-line communications services and mobile communications services in the long-term. Through these efforts, NTT expects the stable usage of property, plant, and equipment going forward.

For these reasons, NTT believes that the straight-line depreciation method better reflects the pattern of consumption of the future benefits to be derived from those assets being depreciated.

The effect of the change in the depreciation method is recognized prospectively as a change in the accounting estimate pursuant to FASB ASC-250, “Accounting Changes and Error Corrections.”

In line with the change in the depreciation method, NTT reviewed the residual carrying amount of property, plant, and equipment and other necessary items and made changes where necessary.

As a result of this change in the depreciation method, “Depreciation and amortization” decreased by ¥244,177 million, and “Net income attributable to NTT” and “Net income attributable to NTT per share” increased by ¥132,222 million and ¥64.60 for the fiscal year ended March 31, 2017, respectively.

Notes to Consolidated Balance Sheet

1.	“Accumulated other comprehensive income (loss)” includes unrealized gain (loss) on securities, unrealized gain (loss) on derivative instruments, foreign currency translation adjustments, and pension liability adjustments.

2.	In accordance with the provisions of Article 9 of the “Act on Nippon Telegraph and Telephone Corporation, Etc.,” NTT has pledged all of its assets as general collateral for corporate bonds issued.

3.	Outstanding guarantees and others:	¥75,791 million

Notes to Consolidated Statement of Changes in Equity

1.	Number and type of shares issued and outstanding as of the end of the fiscal year ended March 31, 2017

Common stock:	2,096,394,470 shares

2.	Dividends

(1)	Payment of dividends

Resolution	Type of Shares	Total Dividends (Millions of yen)	Dividends per Share (Yen)	Record Date	Effective Date
June 24, 2016 Ordinary general meeting of shareholders	Common stock	125,768	60	March 31, 2016	June 27, 2016

November 11, 2016 Board of Directors meeting	Common stock	122,225	60	September 30, 2016	December 12, 2016

(2)	Dividends for which the record date fell in the fiscal year ended March 31, 2017 with an effective date falling in the following fiscal year

Resolution	Type of Shares	Source of Funding for Dividend	Total Dividends (Millions of yen)	Dividends per Share (Yen)	Record Date	Effective Date
June 27, 2017 Ordinary general meeting of shareholders	Common stock	Retained earnings	120,922	60	March 31, 2017	June 28, 2017

Notes Concerning Financial Instruments

1.	Qualitative information on financial instruments

In the normal course of its business, NTT Group has certain outstanding financial instruments, including available-for-sale securities, debt securities held to maturity, long-term debt and other financial assets and liabilities incurred. Since debt mainly involves market risk due to fluctuations in interest rates and foreign currency exchange rates, efforts to alleviate such risk include establishing risk management policies and entering into derivative transactions, including forward exchange contracts, interest rate swap agreements, currency swap agreements and currency option agreements. NTT Group does not use derivative transactions for trading or speculative purposes.

2.	Fair value of financial instruments

The value of the financial instruments reported on the consolidated balance sheet, their fair values as of March 31, 2017 and the differences between those values are as follows.

(Millions of yen)
	Value reported on consolidated balance sheet	Fair value	Difference
Assets
Investments in affiliated companies	152,725	189,553	36,828
Marketable securities and other investments
Available-for-sale securities
Equity securities	334,394	334,394	—
Debt securities	97,498	97,498	—
Held-to-maturity securities
Debt securities	4,479	4,554	75
Liabilities
Long-term debt including current portion	(3,850,382)	(3,953,631)	103,249
Derivatives
Forward exchange contracts	105	105	—
Interest rate swap agreements	(3,649)	(3,649)	—
Currency swap agreements	59,375	59,375	—
Currency option agreements	(1,336)	(1,336)	—

*	Amounts reported as liabilities are shown in parentheses.

Notes:

1.	Assets and liabilities with carrying amounts that approximate fair values, such as cash and cash equivalents, notes and accounts receivable, trade, short-term borrowings, accounts payable, trade, and accrued payroll, are not included in the above table.

2.	Methods of calculating fair values of financial instruments and matters relating to marketable securities and derivative transactions:

(1)	Investments in affiliated companies

If active market prices are available, fair value is measured by quoted prices for identical assets in active markets. If market prices are not available, the investment is not included in the above table since determining fair value is difficult.

(2)	Marketable securities and other investments

If active market prices are available, fair value is measured by quoted prices for identical assets in active markets. If active market prices are not available, fair value is measured by inputs derived principally from observable market data provided by financial institutions.

Long-term investment securities accounted for under the cost method are not included in the above.

(3)	Long-term debt including current portion

Fair value is measured at discount rates for similar debt instruments of comparable maturities currently offered to NTT Group.

(4)	Derivatives

Forward exchange contracts, interest rate swap contracts, currency swap contracts and currency option contracts are measured by inputs derived principally from observable market data provided by financial institutions.

Notes Concerning Investment Property

1.	Investment property

NTT Group maintains investment properties, including office buildings.

2.	Fair value of investment property

(Millions of yen)
Amount included in the consolidated balance sheet *[1]	Fair value *[2]

1,008,418	1,971,774
*1	Amount included in the consolidated balance sheet represents the original acquisition cost reduced by the accumulated depreciation and accumulated impairment losses.

*2	Fair value is calculated primarily through real estate appraisal standards.

Notes Concerning Financial Data Per Share

Shareholders’ equity per share:	¥4,491.73
Net income attributable to NTT per share:	¥390.94

Other

Significant business combinations

On November 2, 2016 (U.S. time), NTT DATA CORPORATION (hereinafter “NTT DATA”), a subsidiary of NTT, acquired 100% of the outstanding shares of Dell Systems Corporation, Dell Technology & Solutions Limited, and Dell Services Pte. Ltd., and 100% of the equity interests in U.S. Services L.L.C., from Dell Inc. through three companies including NTT DATA, Inc., a subsidiary of NTT DATA, and such companies became consolidated subsidiaries of NTT DATA. In addition, NTT DATA acquired Dell group’s IT services-related business (hereinafter “NTT DATA Services Division”), primarily based in North America, through three companies including NTT DATA, Inc., a subsidiary of NTT DATA. The total acquisition cost for these acquisitions was ¥317,179 million in cash.

Through this acquisition, NTT intends to expand its business in each industry mainly in North America and enhance its cloud services and BPO services using cutting-edge technology. Although this acquisition is accounted for by the acquisition method, the calculations of the fair value of assets and liabilities that are identifiable as of March 31, 2017, have not been completed, and the purchase price allocation has not been finalized. Therefore, a provisional purchase price allocation was performed based on information available at the time.

On the date of the purchase the amounts of assets transferred, liabilities assumed and trade rights recognized as goodwill were ¥203,164 million, ¥35,656 million and ¥149,671 million, respectively.

The goodwill was recognized from reasonable estimates of future excess earning power expected from the future business development of the NTT DATA Services Division.

The accounting period of the acquired companies that are included in the consolidated statement of income and of the business operating results acquired thereof is from November 2, 2016 to January 31, 2017.

Corporate bonds

On March 24, 2017, the Board of Directors resolved that NTT may raise up to ¥80.0 billion by issuing telegraph and telephone bonds and foreign currency bonds during the period from April 1 to June 30, 2017.

Goodwill impairment

As a result of the annual impairment test conducted for the fiscal year ended March 31, 2017, a goodwill impairment loss of ¥48,823 million was recognized during the fiscal year ended March 31, 2017 for goodwill attributable to Dimension Data. The fair value of the reporting unit was determined using the discount cashflow method.

Subsequent Events

Acquisition of treasury stock

On December 12, 2016, the Board of Directors of the Company resolved that NTT may acquire up to 33 million shares of its outstanding common stock for an amount in total not exceeding ¥150.0 billion from December 13, 2016 through June 30, 2017. Based on this resolution, NTT repurchased 21,693,800 shares of its common stock for a total purchase price of ¥106,763 million from December 2016 through March 2017. NTT also repurchased 8,893,400 shares of its common stock at ¥43,235 million on April 2017, and concluded the repurchase of its common stock authorized by Board of Directors’ resolution.

Non-consolidated Financial Statements

Non-consolidated Statement of Changes in Shareholders’ Equity and Other Net Assets

(from April 1, 2016 to March 31, 2017)

(Millions of yen)
	Shareholders’ equity									Unrealized gains (losses), translation adjustments, and others		Total net assets
		Capital surplus			Earned surplus			Treasury stock	Total shareholders’ equity	Net unrealized gains (losses) on securities	Total unrealized gains (losses), translation adjustments, and others
	Common stock	Additional paid-in capital	Other capital surplus	Total capital surplus	Legal reserve	Other earned surplus	Total earned surplus
						Accumulated earned surplus

At beginning of year	937,950	2,672,826	–	2,672,826	135,333	973,364	1,108,698	(883)	4,718,591	(666)	(666)	4,717,924
Net change during the annual period
Cash dividends						(247,993)	(247,993)		(247,993)			(247,993)
Net income						288,117	288,117		288,117			288,117
Payments to acquire treasury stock								(374,346)	(374,346)			(374,346)
Resale of treasury stock			0	0				7	7			7
Others, net										(198)	(198)	(198)
Total net change during the annual period	–	–	0	0	–	40,124	40,124	(374,339)	(334,214)	(198)	(198)	(334,413)
At end of year	937,950	2,672,826	0	2,672,826	135,333	1,013,489	1,148,822	(375,222)	4,384,376	(865)	(865)	4,383,510

Note: Amounts are rounded down to the nearest million yen.

Notes to Non-consolidated Financial Statements

Notes Concerning Significant Accounting Policies

1.	Valuation standard and method for certain assets

(1)	Valuation standard and method for securities

[1]	Investments in subsidiaries and affiliated companies

Investments in subsidiaries and affiliated companies are stated at cost, which is determined by the moving average method.

[2]	Other securities

(a)	Marketable securities

The securities are stated at fair value, which includes market price, as of the balance sheet date, with valuation differences directly reported as a separate component of net assets. The cost of securities sold is determined by the moving average method.

(b)	Non-marketable securities

The securities whose fair values are not readily determinable are stated at cost, which is determined by the moving average method.

(2)	Valuation standard and method for inventories

Supplies are stated at cost, which is determined by the last purchase cost method (balance sheet amount is computed by devaluing the book price to reflect declines in profitability).

2.	Depreciation and amortization of fixed assets

(1)	Property, plant and equipment (except lease assets)

Property, plant and equipment are amortized using the straight-line method.

The useful life of assets is primarily as follows, and the residual values are calculated based on real residual values.

Buildings:	4 to 56 years

Tools, furniture and fixtures:	3 to 26 years

(2)	Intangible fixed assets (except lease assets)

Intangible assets (except lease assets) are amortized using the straight-line method. Internal-use software is amortized using the straight-line method over its estimated useful life (within 5 years).

(3)	Lease assets

Financial leases other than those deemed to transfer ownership of properties to lessees

The useful lives of the assets are the terms of leases, and the residual values are calculated based on real residual values using the straight-line method.

3.	Accounting standard for allowances

(1)	Allowance for doubtful accounts

To cover expected losses from bad debts, estimated uncollectible amounts are accrued for general claims on the basis of historical bad-debt ratios, and for specific claims, including doubtful accounts, on the basis of their recoverability.

No allowance was accrued as of the end of the fiscal year ended March 31, 2017.

(2)	Liability for employees’ retirement benefits

To provide for employees’ retirement benefits, benefit obligations and plan assets are estimated and accrued as of the end of the fiscal year ended March 31, 2017.

[1]	Period allocation method of projected retirement benefits

When calculating retirement benefit obligations, the benefit formula method is used in determining the amount of the expected retirement benefit obligations attributed to the period up to the end of the fiscal year ended March 31, 2017.

[2]	Method of recognizing actuarial differences and prior service costs

The amount of a prior service cost is accounted for as an expense in the fiscal year during which it arises, and calculated by using the straight-line method based on the average remaining service period of the employees in service.

Actuarial differences are accounted for as an expense from the fiscal year following the fiscal year in which such gains or losses are incurred, and calculated by using the straight-line method based on the average remaining service period of the employees in service.

4.	Other material matters relating to the preparation of financial statements

(1)	Accounting for hedging activities

Hedging activities are principally accounted for under “deferral hedge accounting.” The designation “hedge accounting” is applied to forward exchange contracts and other foreign exchange contracts, and the designation “exceptional accounting” is applied to interest-rate swaps that qualify for “exceptional accounting” (Accounting Standards for Financial Instruments, Footnote 14).

(2)	Accounting for consumption tax

Consumption tax is separately accounted for by excluding it from each transaction amount.

(Additional Information)

Effective from the fiscal year ended March 31, 2017, the Company has applied the “Implementation Guidance on Recoverability of Deferred Tax Assets” (ASBJ Guidance No. 26, March 28, 2016).

Notes on Change of Accounting Policies

Change in the depreciation method

NTT, as a general rule, traditionally used the declining-balance method for calculating depreciation of property, plant, and equipment. Effective April 1, 2016, NTT adopted the straight-line method of depreciation.

As a result of NTT Group generally completing the expansion of its service areas for fiber- optic services and LTE services in the network business, it has shifted the focus of its capital investments to one of maintaining the current functionality. As part of this shift, NTT Group changed its adopted method of depreciation to the straight-line method effective April 1, 2016 as going forward, it expects stable use of property, plant and equipment.

This change was also carried out at NTT on the belief that straight-line depreciation method better reflects the pattern of consumption of future benefits.

In line with the change in the depreciation method, NTT reviewed the residual values and made changes for certain assets where necessary.

As a result of this change in the depreciation method, operating income, recurring profit and income before income taxes each decreased by ¥287 million.

Notes to Non-Consolidated Balance Sheet

1.	Assets offered as security and secured liabilities

In accordance with the provisions of Article 9 of the Act on Nippon Telegraph and Telephone Corporation, Etc., NTT has pledged all of its assets as general collateral for corporate bonds issued.

	Corporate bonds (including those maturing within one year)	¥686,440 million

2.	Accumulated depreciation on property, plant and equipment:	¥296,940 million

3.	Accounts receivable from and payable to affiliates are as follows (excluding those otherwise classified):

	Short-term accounts receivable:	¥375,454 million
	Long-term accounts receivable:	¥944 million
	Short-term accounts payable:	¥98,973 million
	Long-term accounts payable:	¥1,159 million

Notes to Non-Consolidated Statement of Income

1.	Transactions with affiliated companies Balance of operating transactions
	Operating revenues	¥127,882 million
	Operating expenses	¥41,189 million
	Balance of non-operating transactions	¥43,173 million

2.

The loss on valuation of shares of subsidiaries and associates is a loss on valuation arising from the loss on impairment recognized for shares in Dimension Data Holdings plc and NTT Security Corporation.

Notes to Non-Consolidated Statement of Changes in Shareholders’ Equity and Other Net Assets
Number of shares of treasury stock outstanding as of the end of the fiscal year ended March 31, 2017.

	Treasury stock:	81,026,959 shares

Notes Concerning Tax Effect Accounting

The major causes of the occurrence of deferred tax assets were “securities” and “liability for employees’ retirement benefits.” The major causes of deferred tax liabilities were “assets adjusted for gains or losses on transfer” and “prepaid pension costs.”

Deferred tax assets exclude ¥34,122 million in valuation allowance.

Notes Concerning Related Party Transactions

Subsidiaries

	(Millions of yen)

Affiliation	Name	Voting Rights Ownership Ratio	Relationship with Affiliated Party	Transaction Details	Transaction Amount		Category	Balance at End of Term
Subsidiary	Nippon Telegraph and Telephone East Corporation	100% direct ownership	Exercise of rights as shareholder, offering intermediary advice, and other support	Loan of capital[1]	—		Short-term loans receivable	140,615
				Receipt of interest[1]	4,621
							Long-term loans to subsidiaries	225,220
							Other current assets	401
				Receipt of expenses relating to basic research and development[2]	37,550		—	—
				Lease of land and buildings[3]	5,736		Advances received	493
Subsidiary	Nippon Telegraph and Telephone West Corporation	100% direct ownership	Exercise of rights as shareholder, offering intermediary advice, and other support	Loan of capital[1]	50,000		Short-term loans receivable	110,707
				Receipt of interest[1]	7,087
							Long-term loans to subsidiaries	591,000
							Other current assets	1,022

				Receipt of expenses relating to basic research and development[2]	37,676		—	—
Subsidiary	NTT Communications Corporation	100% direct ownership	Exercise of rights as shareholder, offering intermediary advice, and other support	Loan of capital[1]	22,864		Long-term loans to subsidiaries	216,738
				Receipt of interest[1]	609
							Other current assets	44
Subsidiary	NTT Finance Corporation	92% direct ownership	Exercise of rights as shareholder, offering intermediary advice, and other support	Borrowing of capital[4]	61,052	[5]	Short-term borrowings	86,002
							Long-term borrowings from subsidiaries	100,000
				Payment of interest[4]	114		Accrued expense	(7)
		7% indirect ownership		Deposit of capital[6]	78,416	[7]	—	—
				Receipt of interest[6]	0		—	—
				Transfer of capital among NTT Group companies	99,556		Accounts receivable, other	7,800

Transaction amounts do not include consumption taxes. Balance amounts at end of term include consumption taxes.

Transaction Conditions and Standards for Determining Transaction Conditions

Notes:

1	Loan conditions are the same as those for procurement of capital by NTT. No security is provided.

2	Payment of expenses for basic research and development is apportioned among those companies that continuously use the results of such research and development. Comprehensive determinations are made taking into consideration the expenses necessary for conducting basic research and development. Furthermore, settlement of funds for such transactions is conducted using intra-group companies’ accounting systems.

3	With respect to leases of land and buildings, rents are set through periodic negotiations based on appraisals obtained from third parties and actual transactions involving nearby comparables. Furthermore, transfer of capital pursuant to such transactions takes place by means of group companies’ accounting systems.

4	Interest on borrowing of capital is set taking into consideration market rates. No security is provided.

5	The transaction amount for borrowings from the CMS (Cash Management System) is the average balance during the fiscal year. The transaction amount for borrowings from other than the CMS is the total amount.

6	Interest on deposit of capital is set taking into consideration market rates.

7	The transaction amount for deposits into the CMS is the average balance during the fiscal year. The transaction amount for deposits into other than the CMS is the total amount.

Notes Concerning Financial Data per Share

Net assets per share	¥2,175.04
Net income per share	¥140.77

Notes Concerning Significant Subsequent Events

On December 12, 2016, the Board of Directors of the Company resolved that NTT may acquire up to 33 million shares of its outstanding common stock for an amount in total not exceeding ¥150.0 billion from December 13, 2016 through June 30, 2017. Based on this resolution, NTT repurchased 21,693,800 shares of its common stock for a total purchase price of ¥106,763 million from December 2016 through March 2017. NTT also repurchased 8,893,400 shares of its common stock at ¥43,235 million on April 2017, and concluded the repurchase of its common stock authorized by Board of Directors’ resolution.

Other

Corporate bonds

On March 24, 2017, the Board of Directors resolved that NTT may raise up to ¥80.0 billion by issuing telegraph and telephone bonds and foreign currency bonds during the period from April 1 to June 30, 2017.

(Reference)

1.	Outline of the financial statements for Nippon Telegraph and Telephone East Corporation, Nippon Telegraph and Telephone West Corporation and NTT Communications Corporation

Outline figures for Nippon Telegraph and Telephone East Corporation

Condensed Balance Sheet (at March 31, 2017)		(Billions of yen)		Condensed Statement of Income (from April 1, 2016 to March 31, 2017)	(Billions of yen)
Item	Amount	Item	Amount	Item	Amount
Assets		Liabilities and net assets		Telecommunications businesses
Fixed assets	2,803.5	Long-term liabilities	525.8	Operating revenues	1,534.7
Fixed assets – telecommunications businesses	2,605.2	Long-term borrowings from parent company	225.2	Operating expenses	1,367.6
Property, plant and equipment	2,521.1	Liability for employees’ retirement benefits	247.3	Operating income from telecommunications businesses	167.1
Machinery and equipment	339.6	Other long-term liabilities	53.3	Supplementary businesses
Local line facilities	866.7	Current liabilities	688.7	Operating revenues	137.4
Engineering facilities	588.6	Current portion of long-term borrowings from parent company	140.6	Operating expenses	115.5
Buildings	409.8	Accounts payable, other	198.6	Operating income from supplementary businesses	21.9
Land	197.2	Deposits received	215.7	Operating income	189.1
Others	118.9	Other current liabilities	133.7	Non-operating revenues	20.2
Intangible fixed assets	84.1	Total liabilities	1,214.6	Non-operating expenses	4.9
Investments and other assets	198.3	Shareholders’ equity	2,282.1	Recurring profit	204.4
Deferred income taxes	125.2	Common Stock	335.0	Income before income taxes	204.4
Other investments and assets	73.8	Capital Surplus	1,499.7	Corporation, inhabitant, and enterprise taxes	67.4
Allowance for doubtful accounts	(0.7)	Earned Surplus	447.4	Deferred tax expenses (benefits)	(12.6)
Current assets	697.5	Unrealized gains (losses), translation adjustments, and others	4.2	Net income	149.6
Accounts receivable, trade	230.7
Accounts receivable, other	119.1	Net unrealized gains (losses) on securities	4.2
Deposits	288.4
Other current assets	59.5	Total net assets	2,286.4
Allowance for doubtful accounts	(0.3)
Total assets	3,501.0	Total liabilities and net assets	3,501.0
Outline figures for Nippon Telegraph and Telephone West Corporation
Condensed Balance Sheet (at March 31, 2017)		(Billions of yen)		Condensed Statement of Income (from April 1, 2016 to March 31, 2017)	(Billions of yen)
Item	Amount	Item	Amount	Item	Amount
Assets		Liabilities and net assets		Telecommunications businesses
Fixed assets	2,704.3	Long-term liabilities	859.0	Operating revenues	1,325.5
Fixed assets – telecommunications businesses	2,517.4	Long-term borrowings from parent company	591.0	Operating expenses	1,242.4
Property, plant and equipment	2,452.9	Liability for employees’ retirement benefits	242.2	Operating income from telecommunications businesses	83.0
Machinery and equipment	297.7	Other long-term liabilities	25.8	Supplementary businesses
Local line facilities	1,051.3	Current liabilities	665.2	Operating revenues	153.4
Engineering facilities	517.7	Current portion of long-term borrowings from parent company	110.7	Operating expenses	141.3
Buildings	312.9	Accounts payable, other	199.1	Operating income from supplementary businesses	12.0
Land	173.0	Deposits received	143.9	Operating income	95.1
Others	100.1	Other current liabilities	211.4	Non-operating revenues	2.9
Intangible fixed assets	64.4	Total liabilities	1,524.3	Non-operating expenses	9.9
Investments and other assets	186.9	Shareholders’ equity	1,578.9	Recurring profit	88.1
Deferred income taxes	128.9	Common Stock	312.0	Special losses	6.9
Other investments and assets	58.7	Capital Surplus	1,170.0	Income before income taxes	81.2
Allowance for doubtful accounts	(0.6)	Earned Surplus	96.9	Corporation, inhabitant, and enterprise taxes	33.6
Current assets	399.3	Unrealized gains (losses), translation adjustments, and others	0.3	Deferred tax expenses (benefits)	(12.1)
Accounts receivable, trade	199.8			Net income	59.7
Accounts receivable, other	79.4	Net unrealized gains (losses) on securities	0.3
Deposits	48.0
Other current assets	72.5	Total net assets	1,579.3
Allowance for doubtful accounts	(0.3)
Total assets	3,103.7	Total liabilities and net assets	3,103.7

Outline figures for NTT Communications Corporation

Condensed Balance Sheet (at March 31, 2017)		(Billions of yen)		Condensed Statement of Income (from April 1, 2016 to March 31, 2017)	(Billions of yen)
Item	Amount	Item	Amount	Item	Amount
Assets		Liabilities and net assets		Telecommunications businesses
Fixed assets	1,213.2	Long-term liabilities	339.8	Operating revenues	697.3
Fixed assets – telecommunications businesses	651.5	Long-term borrowings from parent company	222.3	Operating expenses	620.3
Property, plant and equipment	552.7	Other long-term liabilities	117.4	Operating income from telecommunications businesses	76.9
Machinery and equipment	151.5	Current liabilities	203.3	Supplementary businesses
Engineering facilities	49.8	Accounts payable, trade	29.5	Operating revenues	226.5
Buildings	205.4			Operating expenses	210.9
Tools and fixtures	46.7	Accounts payable, other	153.9	Operating income from supplementary businesses	15.5
Land	48.5	Accrued expenses	4.9	Operating income	92.5
Others	50.5	Other current liabilities	14.8	Non-operating revenues	20.7
Intangible fixed assets	98.8	Total liabilities	543.1	Non-operating expenses	7.8
Investments and other assets	561.6	Shareholders’ equity	907.3	Recurring profit	105.4
				Income before income taxes	105.4
Investments in subsidiaries and affiliated companies	387.9	Common Stock	211.7	Corporation, inhabitant, and enterprise taxes	23.0
Other investments and assets	173.9	Capital Surplus	131.6	Deferred tax expenses (benefits)	(2.6)
Allowance for doubtful accounts	(0.1)	Earned Surplus	563.9	Net income	85.0
Current assets	280.5	Unrealized gains (losses), translation adjustments, and others	43.2
Accounts receivable, trade	178.2
Accounts receivable, other	49.4	Net unrealized gains (losses) on securities	43.0
Subsidiary deposits	16.6	Other unrealized gains (losses), translation adjustments, and others	0.2
Other current assets	37.6	Total net assets	950.6
Allowance for doubtful accounts	(1.3)
Total assets	1,493.8	Total liabilities and net assets	1,493.8

2.	Major Facilities of Nippon Telegraph and Telephone East Corporation and Nippon Telegraph and Telephone West Corporation Completed during the Fiscal Year

Company	Item	Completed Facility
Nippon Telegraph and Telephone East Corporation	FLET’S Hikari	507 thousand subscribers
	Subscriber optical cable	13,700 km
Nippon Telegraph and Telephone West Corporation	FLET’S Hikari	287 thousand subscribers
	Subscriber optical cable	6,700 km

Note:	Figures for “FLET’S Hikari” include wholesale services provided to service providers by Nippon Telegraph and Telephone East Corporation and Nippon Telegraph and Telephone West Corporation.

3.	Outline of R&D Expenditures for Nippon Telegraph and Telephone East Corporation, Nippon Telegraph and Telephone West Corporation and NTT Communications Corporation

Company	Amounts
Nippon Telegraph and Telephone East Corporation	¥45.4 billion
Nippon Telegraph and Telephone West Corporation	¥45.8 billion
NTT Communications Corporation	¥13.4 billion